Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of August 24, 2016

by and among

BERRY PLASTICS GROUP, INC.,

BERRY PLASTICS CORPORATION,

BERRY PLASTICS ACQUISITION CORPORATION XVI,

BERRY PLASTICS ACQUISITION CORPORATION XV, LLC

and

AEP INDUSTRIES INC.

i

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	Section 8.14
Affiliate	Section 8.14
Aggregate Merger Consideration	Section 2.7(a)
Agreement	Preamble
Alternative Financing	Section 5.11(e)
Alternative Funding Election	Section 2.1(e)(i)
Alternative Funding Election Notice	Section 2.1(e)(i)
Alternative Funding Election Period	Section 2.1(e)(i)
Approvals	Section 5.3(a)
Balance Sheet	Section 3.7(a)
Balance Sheet Date	Section 3.7(a)
Bankruptcy and Equity Exception	Section 3.3(a)
Book-Entry Shares	Section 2.1(c)(vi)
Business Day	Section 8.14
Cancelled Shares	Section 2.1(b)
Cash Consideration	Section 2.1(c)(i)
Cash Conversion Number	Section 2.5(a)
Cash Election	Section 2.1(c)(i)
Cash Election Number	Section 2.5(b)(i)
Cash Election Shares	Section 2.1(c)(i)
Cash Portion	Section 2.6(b)
Certificate	Section 2.1(c)(vi)
Certificates of Merger	Section 1.1(b)
Claim	Section 5.6(a)
Clayton Act	Section 8.14
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Company	Preamble
Company Adverse Recommendation Change	Section 5.2(c)
Company Board	Recitals
Company Board Recommendation	Section 3.3(d)
Company Board Recommendation Notice	Section 5.2(e)
Company Canadian Facilities	Section 8.14
Company Charter Documents	Section 8.14
Company Common Stock	Section 2.1
Company Confidentiality Agreement	Section 8.14
Company Credit Agreements	Section 8.14
Company Disclosure Schedule	Article III Preamble
Company Expenses	Section 7.3(a)
Company Financial Advisor	Section 3.21
Company Financial Information	Section 8.14
Company Indenture	Section 5.11(f)

v

Company IT Systems	Section 8.14
Company Material Adverse Effect	Section 8.14
Company Material Contract	Section 3.18(a)(xvi)
Company Mortgage Documents	Section 8.14
Company Pension Plan	Section 3.12(c)
Company Permits	Section 3.10(a)
Company Plans	Section 8.14
Company Preferred Stock	Section 3.2(a)
Company Related Parties	Section 7.3(e)
Company SEC Documents	Section 3.5
Company Senior Notes	Section 5.11(f)
Company Series A Preferred Stock	Section 3.2(a)
Company Software	Section 3.15(d)
Company Stock Plans	Section 8.14
Company Stockholder Advisory Vote	Section 8.14
Company Stockholder Approval	Section 3.3(b)
Company Stockholders’ Meeting	Section 5.10(c)
Company Subsidiary	Section 3.1(b)
Company Tax Opinion Notice	Section 2.1(e)(i)
Company Transaction Litigation	Section 5.7
Compliant	Section 8.14
Confidentiality Agreement	Section 8.14
Contract	Section 8.14
Customary Commercial Agreement	Section 3.11(g)
Debt Commitment Letter	Section 4.6(a)
Debt Fee Letters	Section 4.6(a)
Debt Financing	Section 4.6(a)
Debt Financing Documents	Section 4.6(a)
DGCL	Recitals
Dissenting Shares	Section 2.8
DLLCA	Recitals
Effective Time	Section 1.1(a)
Election	Section 2.6(a)
Election Deadline	Section 2.6(f)
Election Period	Section 2.6(d)
End Date	Section 7.1(b)(i)
End Date Extension	Section 7.1(b)(i)
Environmental Laws	Section 8.14
Equity Interest	Section 8.14
ERISA	Section 8.14
ERISA Affiliate	Section 8.14
Exchange Act	Section 3.4
Exchange Ratio	Section 2.1(c)(v)(1)
Expenses	Section 8.14
Federal Trade Commission Act	Section 8.14
Filed Company SEC Documents	Article III Preamble

Filed Parent SEC Documents	Article IV Preamble
Financing Agreements	Section 5.11(c)
Financing Source	Section 8.14
First-Step Certificate of Merger	Section 1.1(a)
First-Step Merger	Recitals
First-Step Surviving Company	Recitals
Foreign Antitrust Laws	Section 3.4
Form of Election	Section 2.6(c)
Form S-4	Section 8.14
Fractional Share Consideration	Section 2.9
Fraud and Bribery Laws	Section 3.10(b)
GAAP	Section 8.14
Governmental Authority	Section 8.14
Hazardous Materials	Section 8.14
Holder	Section 2.6
Holdings	Section 8.14, Preamble
Holdings Board	Recitals
HSR Act	Section 8.14
Indebtedness	Section 8.14
Indemnitee	Section 5.6(a)
Indemnitees	Section 5.6(a)
Insurance Policies	Section 3.19
Integrated Mergers	Recitals
Intellectual Property	Section 8.14
IRS	Section 8.14
Knowledge	Section 8.14
Laws	Section 3.10(a)
Lease Agreement	Section 3.17(b)
Leased Real Property	Section 3.17(b)
Lien	Section 8.14
Loan Payoff Amount	Section 5.12
Marketing Period	Section 8.14
Merger Consideration	Section 2.1(c)(v)(3)
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub LLC	Preamble
Merger Sub LLC Member	Recitals
NASDAQ	Section 8.14
Non-Election Shares	Section 2.1(c)(iii)
Non-U.S. Company Plan	Section 8.14
Notice Period	Section 5.2(f)
NYSE	Section 8.14
Off-the-Shelf Software	Section 8.14
Open Source Software	Section 8.14
Option	Section 8.14
Owned Real Property	Section 3.17(a)

Parent	Preamble
Parent Balance Sheet Date	Section 4.12(a)
Parent Board	Recitals
Parent Common Stock	Section 8.14
Parent Confidentiality Agreement	Section 8.14
Parent Customary Commercial Agreement	Section 4.15(g)
Parent Disclosure Schedule	Article IV Preamble
Parent Expenses	Section 7.3(a)
Parent MAE Notice	Section 2.1(e)(i)
Parent Material Adverse Effect	Section 8.14
Parent Plans	Section 5.19(b)
Parent SEC Documents	Section 4.10
Parent Subsidiary	Section 8.14
Paying Agent	Section 2.7(a)
Paying Agent Agreement	Section 2.7(a)
Payment Election	Section 2.3(c)
Payment Fund	Section 2.7(a)
Per Share Cash Consideration	Section 2.1(c)(v)(2)
Performance Unit	Section 8.14
Permitted Liens	Section 8.14
Person	Section 8.14
Proxy Statement	Section 8.14
Release	Section 8.14
Remedial Action	Section 5.3(d)
Representatives	Section 8.14
Required Information	Section 8.14
Restraints	Section 6.1(a)
Restricted Stock	Section 8.14
Rights Plan	Section 8.14
Sarbanes-Oxley Act	Section 3.5
Satisfaction and Discharge Transaction	Section 5.11(f)
Scheduled Intellectual Property	Section 3.15(a)
SEC	Section 8.14
Second-Step Certificate of Merger	Section 1.1(b)
Second-Step Effective Time	Section 1.1(b)
Second-Step Merger	Recitals
Securities Act	Section 8.14
Shares	Section 8.14
Sherman Act	Section 8.14
Shortfall Number	Section 2.5(b)(ii)
Significant Subsidiary	Section 3.1(b)
Software	Section 8.14
Stock Consideration	Section 2.1(c)(ii)
Stock Election	Section 2.1(c)(ii)
Stock Election Shares	Section 2.1(c)(ii)
Subsidiary	Section 8.14

Superior Proposal	Section 8.14
Surviving Company	Recitals
Syndication Documents	Section 5.11(f)
Takeover Laws	Section 3.16
Takeover Proposal	Section 8.14
Tax Returns	Section 8.14
Taxes	Section 8.14
Termination Fee	Section 7.3(f)
Transactions	Recitals
Voting Agreements	Recitals
WARN Act	Section 8.14

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 24, 2016 (this “Agreement”), is entered into by and among BERRY PLASTICS GROUP, INC., a Delaware corporation (“Parent”), BERRY PLASTICS CORPORATION, a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Holdings”), BERRY PLASTICS ACQUISITION CORPORATION XVI, a Delaware corporation and a direct, wholly owned Subsidiary of Holdings (“Merger Sub”), BERRY PLASTICS ACQUISITION CORPORATION XV, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Holdings (“Merger Sub LLC”) and AEP INDUSTRIES INC., a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.14.

W I T N E S S E T H:

WHEREAS, the Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”), the Board of Directors of Holdings (the “Holdings Board”), the sole member of Merger Sub LLC (the “Merger Sub LLC Member”) and the Board of Directors of the Company (the “Company Board”) have each determined that it is in the best interests of their respective company’s stockholders or members, as applicable, to enter into a business combination;

WHEREAS, the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement, (i) Merger Sub will, in accordance with the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “First-Step Merger”), with the Company continuing as the surviving corporation (hereafter sometimes referred to in such capacity as the “First-Step Surviving Company”), and each Share, except as otherwise provided herein, will be converted in the First-Step Merger into the right to receive the Merger Consideration and (ii) immediately thereafter, the First-Step Surviving Company will, in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”) merge with and into Merger Sub LLC (the “Second-Step Merger” and, together with the First-Step Merger, the “Integrated Mergers”), with Merger Sub LLC surviving as a wholly owned entity of Holdings (hereafter sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, the Parent Board, the Holdings Board, the Merger Sub Board and the Company Board have each (a) approved the execution and delivery of and performance under this Agreement and (b) resolved that this Agreement and the transactions contemplated hereby (including the consummation of the Integrated Mergers (the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA), are advisable, fair to and in the best interests of its stockholders;

WHEREAS, the Merger Sub Board has resolved to recommend that the sole stockholder of Merger Sub adopt and approve this Agreement and the Transactions, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA, and to submit this Agreement to such stockholder for adoption, and Holdings, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA), and adopted this Agreement;

WHEREAS, Holdings, as sole member of Merger Sub LLC, by resolutions duly adopted, has approved and adopted this Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA;

WHEREAS, the Company Board has, on the terms and subject to the conditions set forth in this Agreement, resolved to recommend that the Company’s stockholders adopt and approve this Agreement and approve the Integrated Mergers and to submit this Agreement to the Company’s stockholders for adoption;

WHEREAS, unless Parent makes an Alternative Funding Election (as hereinafter defined) pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, for U.S. federal income tax purposes, it is intended that the Integrated Mergers will together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, in connection with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, a financial institution has executed and delivered the Debt Commitment Letter;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s willingness to enter into this Agreement, certain stockholders of the Company are entering into voting agreements (the “Voting Agreements”) with Parent pursuant to which such stockholders have agreed, among other things, to vote all securities in the Company beneficially owned by them in favor of the approval and adoption of this Agreement and the Integrated Mergers; and

WHEREAS, Parent, Holdings, Merger Sub, Merger Sub LLC and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Holdings, Merger Sub, Merger Sub LLC and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Integrated Mergers; Effective Times.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue its existence under DGCL as the surviving corporation in the First-Step Merger. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date (as defined in Section 1.2) the parties shall file, or cause to be filed, with the Secretary of State of the State of Delaware a certificate of merger for the First-Step Merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “First-Step Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the First-Step Merger. The First-Step Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties hereto and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time, the “Effective Time”).

(b) Following the Effective Time but on the Closing Date, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL and DLLCA, the Company, as the surviving corporation in the First-Step Merger, shall merge with and into Merger Sub LLC, and the separate corporate existence of the Company shall thereupon cease, and Merger Sub LLC shall continue its existence under the DGCL and DLLCA as the surviving entity in the Second-Step Merger. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date the parties shall file, or cause to be filed, with the Secretary of State of the State of Delaware a certificate of merger for the Second-Step Merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and DLLCA (the “Second-Step Certificate of Merger” and, together with the First-Step Certificate of Merger, the “Certificates of Merger”) and shall make all other filings or recordings required under the DGCL and DLLCA in connection with the Second-Step Merger. The Second-Step Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties hereto and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and DLLCA (such date and time, the “Second-Step Effective Time”).

Section 1.2 Closing. The closing of the Integrated Mergers (the “Closing”) shall take place at the offices of Bryan Cave LLP, 1201 West Peachtree Street, NW, One Atlantic Center, Fourteenth Floor, Atlanta, Georgia 30309, at 10:00 a.m. (local time), on the date that is three (3) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date, time or place as agreed to in writing by the parties hereto; provided, however, that, subject to Section 2.1(e), in no event shall Parent, Holdings, Merger Sub and Merger Sub

LLC be obligated to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred, in which case the Closing shall not occur until the earlier to occur of (i) a date before or during the Marketing Period specified by Parent on three (3) Business Days prior written notice to the Company and (ii) the third (3rd) Business Day immediately following the final day of the Marketing Period, subject to, in each case, the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually occurs being referred to herein as the “Closing Date.”

Section 1.3 Effects of the Integrated Mergers.

(a) At and after the Effective Time, the First-Step Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the First-Step Surviving Company, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub shall become the debts, claims, obligations, liabilities and duties of the First-Step Surviving Company, all as provided under the DGCL.

(b) At and after the Second-Step Effective Time, the Second-Step Merger shall have the effects set forth in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second-Step Effective Time, all of the property, rights, privileges, powers and franchises of the First-Step Surviving Company and Merger Sub LLC shall vest in the Surviving Company, and all debts, claims, obligations, liabilities and duties of the First-Step Surviving Company and Merger Sub LLC shall become the debts, claims, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL and DLLCA.

Section 1.4 Organizational Documents of the First-Step Surviving Company and the Surviving Company.

(a) At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the First-Step Surviving Company.

(b) At the Second-Step Effective Time, the certificate of organization and limited liability company agreement of Merger Sub LLC, as in effect immediately prior to the Second-Step Effective Time, shall be the certificate of organization and limited liability company agreement of the Surviving Company (except with respect to any changes necessary so that it shall be in compliance with Section 5.6) until thereafter amended as provided therein or by applicable Laws (and subject to Section 5.6).

Section 1.5 Directors and Officers.

(a) The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the First-Step Surviving Company immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First-Step Surviving Company.

(b) The sole manager and the officers of Merger Sub LLC immediately prior to the Second-Step Effective Time shall be the sole manager and officers of the Surviving Company until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

Section 1.6 Tax Consequences. Unless Parent makes an Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, for U.S. federal income tax purposes, (a) the parties intend that (i) the Integrated Mergers will together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, Holdings and the Company shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (b) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

ARTICLE II

EFFECT OF THE INTEGRATED MERGERS

Section 2.1 Effect of First-Step Merger on Capital Stock. At the Effective Time, by virtue of the First-Step Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub that is issued and outstanding prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First-Step Surviving Company and shall constitute the only outstanding shares of capital stock of the First-Step Surviving Company.

(b) Cancellation of Treasury Stock and Parent-, Holdings-, Merger Sub LLC- and Merger Sub-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent, Holdings, Merger Sub LLC or Merger Sub, shall be automatically cancelled (the “Cancelled Shares”) and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.1(e), Section 2.5, Section 2.6, Section 2.7(f) and Section 2.8, each issued and outstanding share of Company Common Stock (including Restricted Stock but excluding the Cancelled Shares and the Dissenting Shares) shall thereupon be converted automatically, in accordance with the procedures set forth in this Agreement, into and shall thereafter represent the right to receive the following, without interest:

(i) For each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.6 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);

(ii) For each share of Company Common Stock with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.6 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”);

(iii) For each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.6 (collectively, the “Non-Election Shares”), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.5. The Exchange Ratio shall be determined using the closing sale price, rounded to the nearest one tenthousandth, of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the last Business Day preceding the date of this Agreement.

(iv) Notwithstanding anything to the contrary in this Article II, if Parent shall make an Alternative Funding Election and the Closing occurs during the Alternative Funding Election Period in accordance with Section 2.1(e), then for each share of Company Common Stock an amount in cash equal to the Per Share Cash Consideration;

(v) For purposes of this Agreement, the following terms shall have the following meanings:

(1) The “Exchange Ratio” means 2.5011; provided, however, that in lieu of the issuance of fractional shares of Parent Common Stock resulting from the application of the Exchange Ratio, the holder of shares of Company Common Stock shall have the right to receive cash in the manner described, and pursuant to, Section 2.9 herein.

(2) The “Per Share Cash Consideration” means $110.00.

(3) The “Merger Consideration” means the Cash Consideration and/or, if applicable, the Stock Consideration described in this Section 2.1(c) together with the rights of any holder of Options, Restricted Stock or Performance Units to receive cash or Parent Common Stock pursuant to Section 2.3.

(vi) As of the Effective Time, all shares of Company Common Stock converted into the right to receive the applicable Merger Consideration pursuant to this Article II shall no longer be issued or outstanding and shall automatically be cancelled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, and shall thereafter represent only the right to receive (i) the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, this Section 2.1(c), Section 2.5 and Section 2.6 and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.7(c) in each case of clause (i) and (ii), to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.7(b) without interest (subject to all applicable withholding of Tax in accordance with Section 2.7(h) below).

(d) Adjustment to Per Share Price and Exchange Ratio. The Merger Consideration shall be adjusted appropriately and proportionally to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Common Stock outstanding after the date hereof and prior to the Effective Time so as to provide the holders of Company Common Stock with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration.

(e) Alternative Funding Election.

(i) In the event that, prior to Closing, (A) all conditions to Closing set forth in Article VI have been satisfied (other than (x) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions, and (y) the condition set forth in Section 6.3(c) and/or the condition set forth in Section 6.3(d), as applicable), and (B) the Company sends a written notice to Parent that (1) the condition set forth in Section 6.3(c) is not satisfied and is not capable of being satisfied (a “Parent MAE Notice”), and/or (2) the condition set forth in Section 6.3(d) is not capable of being satisfied (a “Company Tax Opinion Notice”), then, in each case, within five (5) Business Days following such written notice, Parent may elect in a written notice sent to the Company (the “Alternative Funding Election Notice”), at Parent’s sole option and in its sole discretion, to pay the Merger Consideration solely in cash and not in Parent Common Stock (an “Alternative Funding Election”), in which event each issued and outstanding share of Company Common Stock (including Restricted Stock but excluding the Cancelled Shares and the Dissenting Shares) shall thereupon be converted automatically, in accordance with the procedures set forth in this Agreement, into and shall thereafter represent the right to receive, without interest, an amount in cash equal to the Per Share Cash Consideration; provided, however, that the Alternative Funding Election Notice shall set forth the sources of funds and reasonable evidence of the expected availability of such funds (whether from cash on hand or other financing sources) totaling an amount equal to the Aggregate Merger Consideration and the Loan Payoff Amount required to be paid pursuant to the Alternative Funding Election; provided, further, that such Alternative Funding Election shall be effective only if the parties hereto effect the Closing within twenty (20) Business Days following the date the Alternative Funding Election Notice is received by the Company (the “Alternative Funding Election Period”).

(ii) If an effective Alternative Funding Election has been made, then without any further required action by any of the parties hereto, the conditions to Closing set forth in (A) Section 6.3(c), in the event a Parent MAE Notice has been made, and (B) Section 6.1(d), Section 6.1(e), Section 6.2(d) and Section 6.3(d), in the event a Parent MAE Notice or a Company Tax Opinion Notice has been made, shall be waived and have no further legal force or effect during (and only during) the Alternative Funding Election Period. For the avoidance of doubt, if the Closing does not occur within the Alternative Funding Election Period, (x) none of the conditions set forth in Article VI (including Section 6.1(d), Section 6.1(e), Section 6.2(d), Section 6.3(c), and Section 6.3(d)) shall be deemed to be waived and (y) Parent may not thereafter make another Alternative Funding Election.

(iii) Notwithstanding anything to the contrary in this Agreement, in the event that Parent makes the Alternative Funding Election and the Closing occurs during the Alternative Funding Election Period, any references in this Agreement to (i) the Integrated Mergers as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Parent, Holdings and the Company as parties to such reorganization within the meaning of Section 368(b) of the Code or (iii) this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) shall not be applicable.

Section 2.2 Effect of Second-Step Merger. At the Second-Step Effective Time, (a) the sole limited liability company interest of Merger Sub LLC issued and outstanding immediately prior to the Second-Step Effective Time shall thereafter remain outstanding as the sole limited liability company interest of the Surviving Company and (b) the share of capital stock of the Company, as the First-Step Surviving Company, issued and outstanding immediately prior to such time, shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

Section 2.3 Treatment of Company Equity Awards.

(a) Options. At the Effective Time, each outstanding Option, whether or not vested, shall be cancelled in exchange for the right to receive the following: (i) a cash payment equal to the excess of (A) the product of (1) 50% of the Per Share Cash Consideration and (2) the total number of shares of Company Common Stock underlying such Option over (B) the aggregate exercise price of such Option and (ii) a number of shares of Parent Common Stock equal to the product of (A) 50% of the Exchange Ratio and (B) the total number of shares of Company Common Stock underlying such Option; provided, however, that if Parent makes the Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, each outstanding Option, whether or not vested, shall be cancelled in exchange for the right to receive a cash payment equal to the excess of (x) the product of (I) the Per Share Cash Consideration and (II) the total number of shares of Company Common Stock underlying such Option over (y) the aggregate exercise price of such Option.

(b) Restricted Stock. Immediately prior to the Effective Time the vesting conditions or restrictions applicable to each outstanding award of Restricted Stock shall lapse. Each holder of a Restricted Stock award shall be entitled to make the election described in Section 2.1(c) and Section 2.6 with respect to the shares of Restricted Stock and to receive the consideration set forth in Section 2.1, subject to Section 2.5; provided, however, that if Parent makes the Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, each share of Restricted Stock shall be cancelled in exchange for the right to receive the Per Share Cash Consideration with respect to each share of Restricted Stock.

(c) Performance Units. Each holder of a Performance Unit shall be entitled to elect to receive (the “Payment Election”), in full settlement of such Performance Units either (i) a cash payment equal to the product of (A) the closing price of a share of Company Common Stock on NASDAQ on the last full trading day prior to the Closing Date and (B) the total number of shares of Company Common Stock subject to such Performance Unit or (ii) a combination of (1) a cash payment equal to the product of (A) 50% of the Per Share Cash Consideration and (B) the total number of shares of Company Common Stock subject to such Performance Unit and (2) a number of shares of Parent Common Stock equal to the product of (A) 50% of the Exchange Ratio and (B) the total number of shares of Company Common Stock subject to such Performance Unit; provided, however, that if Parent makes the Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, each holder of a Performance Unit shall be entitled to receive, in full settlement of such Performance Units, a cash payment equal to the product of (x) the Per Share Cash Consideration and (y) the total number of shares of Company Common Stock subject to such Performance Unit. At the Effective Time, each Performance Unit shall be cancelled (and the agreement pursuant to which such Performance Unit was granted shall terminate), the vesting conditions or restrictions applicable to each outstanding Performance Unit shall lapse, and each holder thereof shall receive payment for such Performance Units in accordance with his or her Payment Election or pursuant to the proviso in the preceding sentence, as applicable; provided that the number of Performance Units in respect of the performance period as in effect immediately prior to the Effective Time shall be determined based on the level of achievement of such performance condition through the last completed fiscal month prior to the Effective Time in a manner that is consistent with past practice and pro-rated for the period through the Effective Time.

(d) Payment. All payments under this Section 2.3 with respect to each Option, award of Restricted Stock and Performance Unit shall be made by the Surviving Company, without interest, as promptly as reasonably practicable following the Effective Time (and in any event no later than five (5) Business Days following the Effective Time), less all applicable withholding Taxes.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take all actions that are necessary or appropriate to effectuate the provisions of this Section 2.3. In addition, the Company shall take all actions necessary or appropriate to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of the Options, the awards of Restricted Stock or the Performance Units.

Section 2.4 Rights Plan. Immediately prior to the Effective Time, all issued and outstanding preferred share purchase rights of the Company issued pursuant to the Rights Plan will expire in their entirety without any payment being made in respect thereof.

Section 2.5 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock (including Restricted Stock) to be entitled to receive the Cash Consideration pursuant to Section 2.1(c) shall be equal to the product (rounded up to the nearest whole share) of (i) 0.50 and (ii) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Restricted Stock but excluding the Cancelled Shares and Dissenting Shares) (the “Cash Conversion Number”). All other shares of Company Common Stock (including Restricted Stock, but excluding the Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Stock Consideration.

(b) Promptly (and in any event no later than two (2) Business Days) after the Effective Time, Parent shall effect the allocation among holders of Company Common Stock (including Restricted Stock) of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock (including Restricted Stock) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(1) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(2) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

(c) The parties hereto acknowledge and agree that the provisions of this Section 2.5 shall not apply in the event that, pursuant to Section 2.1(e), (A) Parent makes an Alternative Funding Election and (B) the Closing occurs during the Alternative Funding Election Period.

Section 2.6 Election Procedures. Each holder of record of shares of Company Common Stock (including Restricted Stock but excluding holders of Dissenting Shares and Cancelled Shares) to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Section 2.1(c), Section 2.1(e) and Section 2.5 (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.6 (herein called an “Election”) the whole number of shares of Company Common Stock (including Restricted Stock) owned by such Holder with respect to which such Holder desires (i) to make a Stock Election, (ii) to make a Cash Election or (iii) to make no election with respect to the receipt of the Cash Consideration or the Stock Consideration. For the avoidance of doubt, shares with respect to which no election is made shall be deemed Non-Election Shares, unless a proper Election is thereafter timely made.

(b) Unless the properly completed Form of Election provides otherwise, for all purposes of this Section 2.6 and in accordance with Treasury Regulation Section 1.358-2(a)(2)(ii), (i) a Holder will be treated as having surrendered, in exchange for the total Cash Consideration, if any, to be paid to such Holder under Article I (with respect to a Holder, the “Cash Portion”), the number of shares of Company Common Stock of such Holder as to which such Holder has a right to receive Cash Consideration pursuant to Section 2.1(c) and Section 2.5; and (ii) for purposes of clause (i), the Certificates or Book-Entry Shares surrendered by a Holder in exchange for such Holder’s Cash Portion will be deemed to be: (A) first, of those Certificates or Book-Entry Shares evidencing shares held by such Holder for more than one year before the Merger within the meaning of Section 1223 of the Code, if any, those Certificates or Book-Entry Shares, as applicable, with the highest federal income tax basis, in descending order until such Certificates or Book-Entry Shares, as applicable, are exhausted or the Cash Portion for such Holder is fully paid, then (B) of all other of such Holder’s Certificates and Book-Entry Shares, those Certificates or Book-Entry Shares with the highest federal income tax basis, in descending order until the Cash Portion for such Holder is fully paid.

(c) Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(d) Parent shall, and, as applicable, shall cause the Paying Agent to, (i) initially make available and mail the Form of Election to Holders not less than thirty (30) Business Days prior to the anticipated Election Deadline, and (ii) following such initial mailing, make available as promptly as possible a Form of Election to any Holder who requests such Form of Election prior to the Election Deadline. Parent shall provide to the Paying Agent all information necessary for it to perform as specified herein. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period.”

(e) Any Election shall have been made properly only if Parent or the Paying Agent, as applicable, shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Book-Entry Shares or Certificates representing all shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Book-Entry Shares or Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided that such Book-Entry Shares or Certificates are in fact delivered to the Paying Agent by the time required in such guarantee of delivery. Failure to deliver physical certificates representing shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its reasonable discretion. For Book-Entry Shares, Parent shall establish Election procedures for such Shares, which procedures shall be reasonably acceptable to the Company.

(f) As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. New York City time on the date which the parties hereto shall agree is as near as practicable to two (2) Business Days preceding the Closing Date. The parties hereto shall cooperate to issue a press release reasonably satisfactory to each of them and subject to Section 5.14, announcing the anticipated date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Effective Time. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and the parties shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(g) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to Parent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock or Restricted Stock (none of Parent, Holdings, Merger Sub, Merger Sub LLC nor the Company being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock or Restricted Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(h) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by Parent or the Paying Agent, as applicable, prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Book-Entry Shares or Certificates, or of the guarantee of delivery of such Book-Entry Shares or Certificates, previously deposited with Parent or the Paying Agent, as applicable. All Elections shall be automatically deemed revoked upon receipt by the Paying Agent of written notification from the parties hereto that this Agreement has been properly terminated in accordance with the terms hereof.

(i) Subject to the terms of this Agreement, the Form of Election and the Paying Agent Agreement, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) subject to Section 2.7, the issuance and delivery of shares of Parent Common Stock in which Shares are converted in the First-Step Merger and (iii) subject to Section 2.9, the method of payment of cash for Shares converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

(j) The parties hereto acknowledge and agree that notwithstanding any Election made by any Holder, each Holder shall be deemed to have made a Cash Election, and any Stock Election shall, without the requirement of any further action by Parent or the Holder, be deemed converted into a Cash Election, if, and only if, pursuant to Section 2.1(e), (A) Parent shall make an Alternative Funding Election and (B) the Closing occurs during the Alternative Funding Election Period.

Section 2.7 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying and exchange agent (the “Paying Agent”) for the holders of the shares of Company Common Stock (including Restricted Stock) to receive the Merger Consideration to which holders of such shares of Company Common Stock shall become entitled pursuant to this Agreement and enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent (the “Paying Agent Agreement”). Prior to the Effective Time, Parent shall, or shall take all steps necessary to enable and cause Merger Sub to, deposit with the Paying Agent (i) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) equal to the aggregate Stock Consideration to be issued pursuant to Section 2.1(c) and the Parent Common Stock to be issued pursuant to Section 2.3 (excluding any Fractional Share Consideration) and (ii) cash in immediately available funds in an amount sufficient to pay (w) the aggregate Fractional Share Consideration pursuant to Section 2.9, (x) the Cash Consideration pursuant to Section 2.1(c), (y) the amounts to be paid pursuant to Section 2.3 and, if applicable, (z) the aggregate Per Share Cash Consideration pursuant to Section 2.1(e) (such shares and cash amounts in clauses (i) and (ii), as applicable (together with the dividends and distributions with respect thereto pursuant to Section 2.7(c)), the “Aggregate Merger Consideration” or the “Payment Fund”). The cash portion of the Payment Fund may, as determined by Parent, pending its disbursement pursuant to and in accordance with this Agreement, be invested by the Paying Agent in (I) short-term direct obligations of the United States of America with maturities of no more than thirty (30) days or (II) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the full payment of principal and interest. Any interest and other income from such investments shall become part of the Payment Fund; provided that any amount in the Payment Fund in excess of the Aggregate Merger Consideration payable hereunder shall be disbursed to the Surviving Company upon the termination of the Payment Fund pursuant to and in accordance with Section 2.7(f). No investment by the Paying Agent of the Payment Fund shall relieve Parent, Holdings, Merger Sub LLC, the First-Step Surviving Company, the Surviving Company or the Paying Agent from making the payments to holders of Certificates or Book-Entry Shares required by this Article II, and Parent shall promptly replace any portion of the Payment Fund lost through any investment made pursuant to this Section 2.7(a) for the benefit of the holders of shares of Company Common Stock (including Restricted Stock) at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. No investment by the Paying Agent of the Payment Fund shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(b) Payment Procedures. Promptly after the Effective Time, (and in any event no later than three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock (including Restricted Stock) immediately prior to the Effective Time that thereafter was converted at the Effective Time into the right to receive the applicable Merger Consideration and that has not theretofore submitted its Certificates or Book-Entry Shares with a Form of Election (i) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes in accordance with Section 2.7(h), for each share of Company Common Stock (including Restricted Stock) surrendered (and any Certificates surrendered shall forthwith be cancelled) (I) the Stock Consideration to which such holder of Company Common Stock (including Restricted Stock) shall have become entitled to receive in accordance with, and subject to, Section 2.1(c), Section 2.4 and Section 2.5, and/or (II) a check or wire transfer representing the amount of (A) the Cash Consideration to which such holder of Company Common Stock (including Restricted Stock) shall have become entitled to receive in accordance with, and subject to, Section 2.1(c), Section 2.1(e), Section 2.4 and Section 2.5, (B) any dividends or distributions which the holder of Company Common Stock (including Restricted Stock) shall have become entitled to receive in accordance with Section 2.7(c) and (C) a check or wire transfer representing the Fractional Share Consideration, without interest, resulting from the rounding-down of any shares of Parent Common Stock otherwise issuable pursuant to (I) above. If payment of any portion of the Aggregate Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered in the transfer or stock records of the Company, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer and (B) the Person requesting such payment shall evidence payment of any transfer and other Taxes required by reason of the payment of such portion of the Aggregate Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.7, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration for each applicable share of Company Common Stock as contemplated by this Article II, without interest.

(c) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions paid with respect to such shares of the Stock Consideration to which such holder is entitled pursuant to this Agreement shall be paid by Parent to the Paying Agent and shall be included in the Payment Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder entitled to Stock Consideration thereof, without interest, (i) the amount of dividends or other distributions, with a record date after the Effective Time but prior to such surrender, previously paid with respect to such shares of Parent Common Stock to which such holder entitled to Stock Consideration is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(d) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and from and after the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and thereafter there shall be no further registration of transfers on the stock transfer books of the First-Step Surviving Company or the Surviving Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.7(c)), except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged pursuant to and in accordance with this Article II.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Paying Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen, mutilated or destroyed Certificate, the applicable Merger Consideration and any dividends or other distributions deliverable in respect thereof to be paid in respect of the shares of Company Common Stock (including Restricted Stock) formerly represented by such Certificate, as contemplated by this Article II.

(f) Termination of Payment Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest or other income received with respect thereto) that had been made available to the Paying Agent and which remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Company Common Stock held by such holders, pursuant to and in accordance with this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders as of the second (2nd) anniversary of the Closing Date (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, Holdings, Merger Sub, Merger Sub LLC, the First-Step Surviving Company, the Surviving Company, the Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official or a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.

(h) Withholding Taxes. Parent, Holdings, the First-Step Surviving Company, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock (including Restricted Stock) pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any applicable provision of state, local or foreign Laws related to Taxes. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8 Dissenting Shares. Notwithstanding Section 2.1(c), to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL (prior to the Election Date), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Agreement, and such shares shall not be deemed to be Dissenting Shares. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time (or after the Election Deadline), each share of Company Common Stock of such holder shall be treated as a Non-Election Share. Any payments required to be made with respect to the Dissenting Shares shall be made by Parent (and not the Company, Holdings, Merger Sub or Merger Sub LLC), and the Aggregate Merger Consideration shall be reduced, on a dollar-for-dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Closing Date. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and

Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing. Following the Effective Time, the Surviving Company will comply with any notice requirements applicable to a merger without a meeting of stockholders pursuant to Section 262 of the DGCL.

Section 2.9 No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof, upon surrender of the applicable Certificates or Book-Entry Shares, Parent shall pay each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Parent Common Stock an amount in cash, rounded to the nearest cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise have been entitled to receive pursuant to Section 2.1(c) (though subject to Section 2.5) and Section 2.3, by (ii) the closing sale price, rounded to the nearest one tenthousandth, of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the last Business Day preceding the Closing Date (the “Fractional Share Consideration”).

Section 2.10 Further Action. If, at any time prior to or after the Effective Time, any further instruments, deeds, assignments or assurances are determined by the Company, Parent, Holdings, Merger Sub, Merger Sub LLC, the First-Step Surviving Company or the Surviving Company to be reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the First-Step Surviving Company or Surviving Company with full right, title and possession of and to all rights and property of the Company, the officers and directors of the First-Step Surviving Company, Surviving Company and Parent shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Integrated Mergers and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent, Holdings, Merger Sub and Merger Sub LLC that, except as disclosed in the disclosure schedule of the Company dated as of the date of this Agreement (the “Company Disclosure Schedule”) (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained in Article V, except that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to all other applicable sections or subsections thereof to the extent that the applicability of such information to such other section or subsection is reasonably apparent to Parent on the face of such disclosure) or as set forth in (or incorporated by reference in) any of the Company SEC Documents filed or furnished between October 31,

2013, and the fifth (5th) Business Day prior to the date of this Agreement (without giving effect to any amendment to such Company SEC Documents on or after such fifth (5th) Business Day prior to the date hereof) (the “Filed Company SEC Documents”) excluding any disclosure under the headings “Risk Factors” or “Forward Looking Statements” to the extent such disclosures are cautionary, predictive or forward-looking in nature:

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not result in a Company Material Adverse Effect.

(b) Each “significant subsidiary” of the Company within the meaning of Rule 1-02(w) of Regulation S-X under the Exchange Act (“Significant Subsidiary”) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except to the extent the failure of any such Company Subsidiary to be in good standing would not result in a Company Material Adverse Effect. Section 3.1(b) of the Company Disclosure Schedule contains a true, correct and complete list of all subsidiaries of the Company (each, a “Company Subsidiary”) and their places of organization, formation or incorporation (as applicable), the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary, in each case as of the date hereof. Each Significant Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not result in a Company Material Adverse Effect. The Company has delivered to Parent true, complete and correct copies of the articles of incorporation and bylaws (or similar organizational documents) of the Company and each Significant Subsidiary, each as amended to date, and each as so delivered is in full force and effect. Neither the Company nor any Significant Subsidiary has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy laws or similar state, federal or foreign Law, become insolvent or become subject to conservatorship or receivership.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 30,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share of the Company (“Company Preferred Stock”), of which 30,000 shares are designated Series A Junior Participating Preferred Stock, par value $1.00 per share of the Company (“Company Series A Preferred Stock”). As of August 19, 2016, there were 5,113,801 shares of Company Common Stock, including 4,380 shares of Restricted Stock, and no shares of Company Preferred Stock, including Company Series A Preferred Stock, issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued in compliance with applicable Laws, fully paid and nonassessable. As of August 19, 2016, other than 169,848 shares of Company Common Stock reserved for issuance under the Company Stock Plans and other than 30,000 shares of Company Series A Preferred Stock reserved for issuance under the Rights Plan, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance. As of August 19, 2016, Options to purchase an aggregate of 48,800 shares of Company Common Stock and Performance Units representing the right to receive 191,183 shares of Company Common Stock were outstanding. No shares of Company Common Stock are held by any Company Subsidiary. Upon the issuance of any shares of Company Common Stock in accordance with the terms of the Company Stock Plans, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable. The Company has provided a true, correct and complete list as of the date of this Agreement of (A) Options outstanding under the Company Stock Plans, (B) Performance Units outstanding under the Company Stock Plans, and (C) Restricted Stock outstanding under the Company Stock Plans, including in each case the name of the holder, the grant date, number of shares of Company Common Stock underlying each security held by such holder, the Company Stock Plan pursuant to which the award was granted and, with respect to Options, the exercise price and the expiration date of such Options, whether such Option is an “incentive stock option” as defined in Section 422 of the Code and whether such Option qualifies under the option exception under Section 409A of the Code. Except as set forth above in this Section 3.2(a), there are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate the Company to issue or sell any shares of capital stock, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants or other rights to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no restricted shares, performance shares, contingent value rights, “phantom” stock or similar securities or equity-based rights, (v) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, the Company and (vi) no other obligations by the Company or any Company Subsidiary to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (v). All outstanding Options, Performance Units and Restricted Stock were issued pursuant to a Company Stock Plan.

(b) Each outstanding share of capital stock or other Equity Interest of each Significant Subsidiary is (to the extent such concept is applicable) duly authorized, validly issued in compliance with applicable Laws, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other Equity Interests, other than Permitted Liens. There are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate the Company to issue or sell any shares of capital stock of any Company Subsidiary, (ii) no outstanding securities of any Company Subsidiary convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Company Subsidiary, (iii) no outstanding options, warrants or other rights to acquire from any Company Subsidiary, or that obligate any Company Subsidiary to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Company Subsidiary, (iv) no obligations of any Company Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, any Company Subsidiary and (v) no other obligations by any Company Subsidiary to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (iv).

(c) Neither the Company nor any Company Subsidiary owns, directly or indirectly, any Equity Interests in any Person (other than a Company Subsidiary).

(d) As of the date of this Agreement, there is no outstanding Indebtedness of the Company or the Company Subsidiaries other than as reflected in the Balance Sheet or incurred in the ordinary course of business consistent in all material respects with past practice after the date of the Balance Sheet, and aggregate Indebtedness is no greater than $213,400,000.

(e) Except for the Rights Plan, the Company does not have in effect any “poison pill” or similar stockholder rights plan.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and any other documents and agreements contemplated hereby, subject to obtaining any necessary Company Stockholder Approval and holding the Company Stockholder Advisory Vote and, assuming the accuracy of Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s representations and warranties set forth in Section 4.7, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of, and performance by, the Company under this Agreement and any other documents and agreements contemplated hereby, and the consummation of the Transactions, have been duly and authorized and approved by the Company Board, and other than, with respect to the Integrated Mergers, the filing and recordation of appropriate merger documents as required by the DGCL and the DLLCA, and obtaining the Company Stockholder Approval and occurrence of the Company Stockholder Advisory Vote and assuming the accuracy of Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s representations and warranties set forth in Section 4.7, no other corporate action on the part of the Company or the Company Stockholders is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The affirmative vote of not less than a majority of the shares outstanding on the record date for the Company Stockholders’ Meeting, voting together as a single class (the “Company Stockholder Approval”) and the occurrence of the Company Stockholder Advisory Vote, are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Transactions, including the Integrated Mergers.

(c) None of the execution and delivery of this Agreement by the Company, the performance and consummation by the Company of the Transactions, and the compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Company Stockholder Approval is obtained or not required, conflict with or violate any provision of the Company Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any Company Subsidiary or (iii) except as set forth on Section 3.3(c) of the Company Disclosure Schedule, require any consent or approval under, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any Company Subsidiary is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any Company Subsidiary, other than, in the case of clauses (ii) and (iii), as would not result in a Company Material Adverse Effect.

(d) The Company Board, at a meeting duly called and held, has (i) approved the execution and delivery of and performance under this Agreement, (ii) resolved that this Agreement and the Transactions, upon the terms, and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and the DLLCA, are advisable, fair to and in the best interests of the stockholders of the Company, (iii) resolved, to recommend that stockholders of the Company approve this Agreement and the Transactions on the terms and subject to the conditions set forth herein (the “Company Board Recommendation”) and (iv) amended the Rights Plan so that (A) neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions will cause the rights therein to become exercisable and (B) the rights therein will expire immediately prior to the Effective Time without any payment being made or shares of the Company’s capital stock being issued in respect thereof.

Section 3.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and together with the rules and regulations thereunder (the “Exchange Act”), and the rules of NASDAQ, (b) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Integrated Mergers, including the Proxy Statement, (c) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and DLLCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and (e) approvals or filings required under, and compliance with other applicable requirements of, the non-U.S. Laws of the jurisdictions listed on Section 3.4 of the Company Disclosure Schedule intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the performance and consummation by the Company of the Transactions, other than as would not result in a Company Material Adverse Effect.

Section 3.5 Company SEC Documents. The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, prospectuses and proxy statements with the SEC required to be filed since October 31, 2013 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and prospectuses may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing or furnished dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the respective rules and regulations promulgated thereunder, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and, except to the extent that any information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company or any Company Subsidiary has failed to make certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents. As of the date hereof, neither the Company or any Company Subsidiary nor any of their executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications in the Company SEC Documents. There are no outstanding or unresolved comments in comment letters received by the Company or any Company Subsidiary from the SEC or its staff. There has been no material correspondence between the SEC and the Company or any Company Subsidiary since October 31, 2013, that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval database.

Section 3.6 Company Financial Statements.

(a) Except to the extent updated, amended, restated or corrected by a subsequent Filed Company SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of the Company (including the related notes and schedules relating thereto) included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except as permitted by the rules and regulations of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis in all material respects during the periods involved and the Company’s normal accounting practices consistent with past practice in all material respects (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X), and (iii) present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, and the results of their operations, stockholders’ equity and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and any other adjustments described therein, including the notes thereto).

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be disclosed by the Company in the statements and reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder for the years ended October 31, 2013, 2014 and 2015, and such assessment concluded that such controls were effective. Since October 31, 2013, neither the Company nor any Company Subsidiary or any of their respective directors or officers has received from its auditors any written complaint, allegation, assertion or claim that the Company has engaged in improper accounting practices that are material to the consolidated financial statements of the Company and the Company Subsidiaries.

(c) The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither the Company nor any Company Subsidiary has, and to the Knowledge of the Company, no director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in any respect, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in the Filed Company SEC Documents, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(d) Since the Balance Sheet Date, the Company does not have any Knowledge of (A) any material weakness in the system of internal accounting controls utilized by the Company and the Company Subsidiaries, or (B) any fraud that involves the Company’s or any Company Subsidiary’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company Subsidiaries.

Section 3.7 Undisclosed Liabilities.

(a) Neither the Company nor any Company Subsidiary has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against on the balance sheet of the Company and the Company Subsidiaries as of October 31, 2015 (such balance sheet, the “Balance Sheet” and such date, the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as expressly contemplated by this Agreement or (iv) that have been discharged or paid in full or would not be reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure in the Company SEC Documents of any transaction involving, or liabilities of, the Company or any of the Company Subsidiaries that would reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole.

Section 3.8 Absence of Certain Changes. Since October 31, 2015, (i) except in connection with the Transactions, the Company and the Company Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a violation of Section 5.1, and (ii) through the date hereof, there has not been any Company Material Adverse Effect.

Section 3.9 Legal Proceedings. There is no, and during the past three years there has been no, pending or, to the Knowledge of the Company, threatened, legal, regulatory or administrative or similar proceeding, claim, suit or action against the Company or any of the Company Subsidiaries, nor is there, and during the past three years there has not been, any injunction, order, judgment, ruling or decree imposed upon the Company or any of the Company Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 3.10 Compliance With Laws; Permits.

(a) The businesses of the Company and the Company Subsidiaries are conducted in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of the Company Subsidiaries, except for instances of non-compliance as would not reasonably be likely to be material to the Company and the Company Subsidiaries, taken as a whole. The Company and each of the Company Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”), except as the failure to hold or be in compliance with the Company Permits would not result in a Company Material Adverse Effect. Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, no investigation, audit or review by any Governmental Authority with respect to the Company or any of the Company Subsidiaries or any of their assets is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which have not been and are not reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) Except as would not adversely affect the Company and the Company Subsidiaries in a material way, since November 1, 2013, (i) the Company and each of the Company Subsidiaries have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”) and (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any of the Company’s Affiliates, directors, officers, employees, agents or other representatives acting on the Company’s behalf have directly or indirectly, in each case, in violation of any Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent of such customer or supplier, or (E) taken any action or made any omission in violation of any applicable Laws governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as would not adversely affect the Company and the Company Subsidiaries in a material way, since November 1, 2013, none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has violated any economic sanctions Laws. Since November 1, 2013, the Company and the Company Subsidiaries have made no material voluntary disclosures to any Governmental Authority under applicable economic sanctions Laws or export control Laws and, to the Knowledge of the Company, have not been the subject of any material investigation or material inquiry by a Governmental Authority regarding compliance with such Laws or have been assessed any material fine or material penalty under such Laws.

Section 3.11 Tax Matters.

(a) (i) Except as would not constitute a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and other material Tax Returns required to be filed by it, and all such filed Tax Returns are accurate and complete in all material respects; (ii) except as would not constitute a Company Material Adverse Effect, all Taxes shown to be due and payable on such Tax Returns have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and adequately reserved for in accordance with GAAP, and (iii) no material deficiency with respect to Taxes has been asserted in writing or assessed by a Governmental Authority responsible for Taxes against the Company or any of the Company Subsidiaries which neither has been fully paid nor is being contested in good faith and adequately reserved for in accordance with GAAP.

(b) (i) Neither the Company nor any Company Subsidiary has granted any currently effective extension or waiver of the limitations period applicable to any material Tax Return or any material Taxes (other than extensions of time to file any Tax Returns obtained in the ordinary course of business), which period (after giving effect to such extension or waiver) has not yet expired; (ii) there is no proceeding or investigation by a Governmental Authority responsible for Taxes pending or threatened in writing with respect to the Company or any Company Subsidiary in respect of any material Tax; (iii) no claim has been made by a Governmental Authority responsible for Taxes in writing in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the relevant Company or Company Subsidiary is subject to taxation by that jurisdiction; and (iv) no closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Authority responsible for Taxes within the last five years with respect to the Company or any Company Subsidiary, and no such agreements or rulings have been applied for by the Company or any Company Subsidiary that are currently pending.

(c) The Company and each Company Subsidiary has complied in all material respects with applicable Laws for the withholding of Taxes and has timely withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to be withheld and paid over.

(d) The Company is not and has not been, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(e) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(f) Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b).

(g) Neither the Company nor any Company Subsidiary (i) is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any other group that files a combined, consolidated or unitary income Tax Return (other than a group the common parent of which is the Company); (ii) is a party to any Tax sharing, Tax indemnification, Tax allocation or similar agreement with any Person, except pursuant to any customary commercial agreement entered into by the Company or any Company Subsidiary in the ordinary course of business, the principal purpose of which does not relate to Taxes (a “Customary Commercial Agreement”) or (iii) to the Knowledge of the Company, is liable for the Taxes of any Person (other than the Company or a Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, assumption, operation of Law or otherwise (excluding, in each case, liability by or under a Customary Commercial Agreement).

(h) There are no Liens for Taxes (other than Permitted Liens) on any assets of the Company or any Company Subsidiary.

(i) Neither the Company nor any Company Subsidiary has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.12 Employee Benefits Matters.

(a) The Company has made available to Parent correct and complete copies in respect of each material Company Plan and each material Non-U.S. Company Plan, (i) the plan document, (ii) the annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for such Company Plan and Non-U.S. Company Plan for the current plan year and the three (3) preceding plan years, (iii) the most recent summary plan description for each such Company Plan for which a summary plan description is required, (iv) each trust agreement and insurance or group annuity contract relating to any such Company Plan and Non-U.S. Company Plan, (v) the most recent determination letter, ruling, opinion letter, information letter, or advisory opinion issued by the IRS and the United States Department of Labor with respect to any such Company Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) intended to be tax qualified under Section 401(a) of the Code, and (vi) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program within the preceding two (2) calendar years. Section 3.12(a) of the Company Disclosure Schedule contains a true, correct and complete list of each material Company Plan and each material Non-U.S. Company Plan.

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, each Company Plan and Non-U.S. Company Plan has been administered in compliance in all material respects with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws (as applicable). Except for matters that, individually or in the aggregate, would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way, (i) all contributions, premiums and payments under or in connection with any Company Plan or Non-U.S. Company Plan required to be made under the terms of any Company Plan or Non-U.S. Company Plan, a related trust, insurance contract or other funding arrangement, or pursuant to applicable Law, including ERISA and the Code, have been timely made by the due date thereof (or in the case of each Non-U.S. Company Plan, accrued in accordance with normal accounting practices) and (ii) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), actions, complaints, investigations, petitions, suits or other proceedings with respect to any Company Plans or Non-U.S. Company Plans, plan sponsors or plan administrators or any fiduciaries of the Company Plans or Non-U.S. Company Plans.

(c) All Company Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or have filed a timely application therefor. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any. Nothing has occurred since the date of such determination letter that may reasonably be expected to materially adversely affect such qualification.

(d) The Company does not have any Tax gross-up obligation for any Taxes imposed under Section 4999 or Section 409A of the Code.

(e) Except as set forth in Section 3.12(e) of the Company Disclosure Schedule, neither the Company, nor any ERISA Affiliate sponsors or contributes to, or has any material liability (whether actual or contingent) with respect to, a (i) “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan subject to section 302 or Title IV of ERISA or Section 412 of the Code, (ii) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a Non-U.S. Company Plan that is a pension plan registered under the Income Tax Act (Canada).

(f) No “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Company Plan has engaged in any nonexempt “prohibited transaction” (as described in Code Section 4975(c) or ERISA Section 406), except for transactions that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(g) Except as set forth in Section 3.12(g) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company the Company Subsidiaries except as required to comply with Section 4980B of the Code or any similar state or provincial law provision.

(h) Each Non-U.S. Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except for matters that, individually or in the aggregate, would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way.

(i) Except as provided for under this Agreement, the execution and delivery of this Agreement or the performance and consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, director or independent contractor of the Company to severance pay or benefits, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee or officer, including equity-based awards under any Company Plan or Non-U.S. Company Plan or (iii) trigger any funding of compensation or benefits under any Company Plan or Non-U.S. Company Plan.

(j) Except as set forth in Section 3.12(j) of the Company Disclosure Schedule, the consummation of the Transactions (either alone or in combination with another event) will not give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code.

Section 3.13 Labor and Employment Matters. Except as set forth in Section 3.13 of the Company Disclosure Schedule, (i) neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other Contract with a labor union or labor organization, no employee of the Company or any Company Subsidiary is represented by any labor organization with respect to such employee’s employment with the Company or any Company Subsidiary, and no union organization activity is pending or, to the Knowledge of the Company, threatened involving any employee of the Company or a Company Subsidiary; (ii) there is no labor strike, work stoppage or slowdown, or other labor dispute pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary; (iii) there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened with any public or governmental authority, arbitrator or court based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or a Company Subsidiary of any individual; (iv) the Company and the Company Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-rated matters, including all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, civil rights, safety, health, immigration, workers’ compensation and the collection and payment of withholding or social security taxes and any similar tax, except for instances of non-compliance as would not reasonably likely be material to the Company and the Company Subsidiaries, taken as a whole; (v) there has been no “mass layoff” or “plant closing” (as defined under the WARN Act) with respect to the Company or a Company Subsidiary within the prior six (6) months; and (vi) to the Knowledge of the Company, in the last three (3) years, no individual who has performed services for the Company or a Company Subsidiary has been improperly excluded from participation in any Company Plan or Non-U.S. Company Plan, and the Company or a Company Subsidiary has not incurred, or does not reasonably expect to incur, any material current or contingent liability or obligation with respect to any misclassification of any person as an independent contractor rather than as an employee, or as exempt rather than non-exempt, or with respect to any employee leased from another employer.

Section 3.14 Environmental Matters. Except for those matters that would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way, (a) each of the Company and the Company Subsidiaries is and, for the past three years, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws for the operation of their respective businesses, (b) there is no enforcement proceeding, suit, claim or action relating to or arising from any noncompliance with, or liability under, Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials) that is pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or otherwise relating to any real property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries and (c) neither the Company nor any of the Company Subsidiaries has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials).

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule contains an accurate and complete list of all of the following owned or purported to be owned by the Company or any of the Company Subsidiaries: (i) issued patents and pending patent applications; (ii) registered trademarks or service marks and applications to register trademarks or services marks; (iii) registered copyrights and applications to register copyrights, and (iv) domain names (“Scheduled Intellectual Property”). The Company and/or one or more of the Company Subsidiaries (i) owns all right, title, and interest in and to all Scheduled Intellectual Property; and (ii) to the Knowledge of the Company, has the valid right to use, all other Intellectual Property used in or necessary for the operation of the Company’s or any of the Company Subsidiaries’ respective business as currently conducted, in each case, free and clear of all Liens, other than Permitted Liens, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct would not have a Company Material Adverse Effect. The Scheduled Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) (A) the conduct of the Company’s and the Company Subsidiaries’ respective businesses as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property, and (B) there is no claim of such infringement or other violation pending or threatened in writing, against the Company and (ii) (A) no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of the Company Subsidiaries, and (B) no claims of such infringement, misappropriation or other violation are pending or have been made or brought against any Person by the Company or any of the Company Subsidiaries, or have been threatened in writing against any Person by the Company or any of the Company Subsidiaries.

(c) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no trade secret material to the business of the Company and the Company Subsidiaries taken as a whole has been authorized to be disclosed or has been actually disclosed by the Company or any of the Company Subsidiaries other than pursuant to a non-disclosure agreement restricting the disclosure and use of the same. The Company and the Company Subsidiaries (i) take reasonable measures to protect and preserve the confidentiality of their material trade secrets and (ii) obtain from employees of the business of the Company or the Company Subsidiaries involved in the creation or development of Intellectual Property (A) a nondisclosure agreement or obligation restricting such person’s right to disclose or use confidential or proprietary information of the Company or the Company Subsidiaries, and (B) valid and enforceable written instruments that presently assign all applicable rights in such Intellectual Property to the Company or one of the Company Subsidiaries, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct would not have a Company Material Adverse Effect. To the Knowledge of the Company, no employee or contractor or former employee or contractor of the Company or one of the Company Subsidiaries engaged in the business of the Company and the Company Subsidiaries is, as a result of or in the course of such employee’s or contractor’s engagement, in default or breach of any material term of any invention assignment or similar provision of any agreement.

(d) Section 3.15(d) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) all Software owned exclusively by the Company or one of the Company Subsidiaries that is material to the operation of the business of the Company (“Company Software”) and (ii) all other Software used in the business of the Company or any of the Company Subsidiaries that is not exclusively owned by the Company or one of the Company Subsidiaries, excluding Off-the-Shelf Software. No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Company Software.

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Schedule or to the extent such matters would not have a Company Material Adverse Effect, none of the Company Software is subject to any Open Source Software license, that as used, modified, or distributed by the Company or any Company Subsidiary: (i) requires, or has as a condition of its use or distribution, the disclosure, licensing, or distribution of any Company Software source; or (ii) otherwise imposes an obligation on the Company or any Company Subsidiary to distribute any Company Software on a royalty-free basis.

(f) To the Knowledge of the Company, the Company and the Company Subsidiaries own or have a valid right to access and use all Company IT Systems, except as would not have a Company Material Adverse Effect.

(g) Except as would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way, the Company uses commercially reasonable actions to protect the confidentiality and security of personal, consumer, or customer information and of its systems and other data, and, to the Knowledge of the Company, there have been no violations or unauthorized access to the same.

Section 3.16 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties set forth in Section 4.7, the Company Board has taken such actions and votes as are necessary to render the provisions of any fair price, moratorium, control share acquisition, business combination, stockholder protection or other similar anti-takeover statute or regulation enacted under Delaware law (collectively, the “Takeover Laws”) inapplicable to this Agreement or the Transactions.

Section 3.17 Property.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of all real property and interests in real property owned by the Company or any Company Subsidiary (with all easements and other rights appurtenant to such property, the “Owned Real Property”). Except as would not have a Company Material Adverse Effect, the Company or a Company Subsidiary owns and has good and insurable title to all of the Owned Real Property, free and clear of all Liens (except in all cases for Permitted Liens) and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interests therein.

(b) Section 3.17(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiaries (each, a “Leased Real Property”). As of the date hereof, except as set forth on Section 3.17(b) of the Company Disclosure Schedule and except as would not have a Company Material Adverse Effect, (x) no lease, sublease or other similar agreement relating to the Leased Real Property (each, a “Lease Agreement”) is subject to any Liens other than Permitted Liens, (y) each Lease Agreement constitutes a valid and binding obligation of, and is in full force and effect against, each of the parties thereto, in accordance with their respective terms and (z) to the Knowledge of the Company there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by the Company or any of the Company Subsidiaries under any Lease Agreement.

Section 3.18 Contracts.

(a) Except as set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by, or otherwise has any actual or potential liability or responsibility under, any Contract that:

(i) as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iii) involves an aggregate principal amount of more than $1,000,000 and relates to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of the assets of the Company or any Company Subsidiary, other than Permitted Liens;

(iv) is for the acquisition of any Equity Interests or material assets by the Company or any Company Subsidiary during the past three (3) years or under which the Company or any Company Subsidiary has any remaining obligations (including contingent obligations);

(v) contains any covenant that (x) restricts in any material respect the ability of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person or operate at any location other than nonsolicitation covenants entered into in the ordinary course of business consistent with past practice and has a total contract value in excess of $1,000,000 in the prior fiscal year, (y) could require the disposition of any material assets or line of business of the Company or any Company Subsidiary, or (z) requires the Company or any Company Subsidiary to conduct all or any portion of its business exclusively with the other party to such Contract;

(vi) is with any of the twenty (20) largest customers of the Company and the Company Subsidiaries as of June 30, 2016, measured by dollar value of purchases by the Company and the Company Subsidiaries for the twelve (12) calendar months ended June 30, 2016, and contains any covenant granting “most favored nation” status that, following the consummation of the Integrated Mergers, would affect actions in any material respect taken by Parent, the First-Step Surviving Company, the Surviving Company and/or their respective Subsidiaries or Affiliates;

(vii) contains a standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of the other party or any of its Affiliates or purports to bind or restrict any Affiliate of the Company;

(viii) provides for the grant of a license or other right with respect to any Intellectual Property rights owned or used by the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party as licensee or licensor other than (A) Off-the-Shelf Software and (B) non-exclusive licenses granted by or to the Company or any Company Subsidiary in the ordinary course of business;

(ix) provides for indemnification by the Company or any of the Company Subsidiaries of any Person, in each case outside the ordinary course of business of the Company and the Company Subsidiaries;

(x) constitutes a guaranty of any obligation of any Person or other support, assumption or endorsement of, or any other similar commitment with respect to the liabilities of, any Person (in each case, other than the Company or any Company Subsidiary);

(xi) provides for severance, retention, change of control or other post-termination payments or benefits to employees involving payments in excess of $250,000;

(xii) is entered into since October 31, 2015 with any director or officer of the Company, any Company Subsidiary or any Affiliate of the foregoing or is entered into with any employee or individual independent contractor of the Company, any Company Subsidiary or any Affiliate of the foregoing and provides for aggregate cash payments in excess of $1,000,000 per annum;

(xiii) is a Lease Agreement for any material Leased Real Property;

(xiv) involves any resolution or settlement of any actual or threatened action with a value of greater than $1,000,000;

(xv) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or any assets; or

(xvi) if not otherwise disclosed, would result in a Company Material Adverse Effect.

Each Contract of the type described in clauses (i) through (xvi) of this Section 3.18 (whether or not such Contract is set forth on Section 3.18 of the Company Disclosure Schedule) is referred to herein as a “Company Material Contract.”

(b) Except as would not result in a Company Material Adverse Effect, each Company Material Contract is valid and binding on the Company and any of the Company Subsidiaries to the extent the Company or such Company Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The Company and each of the Company Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance would not result in a Company Material Adverse Effect.

Section 3.19 Insurance. The Company and the Company Subsidiaries have all material policies of insurance covering the Company, the Company Subsidiaries or any of their respective employees, properties or assets, including policies of property casualty, workers’ compensation and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operations of its business. Section 3.19 of the Company Disclosure Schedule lists all material insurance policies covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and the Company Subsidiaries in effect as of the date hereof (collectively, the “Insurance Policies”). Except as would not be materially adverse to the Company or the Company Subsidiaries, taken as a whole, (a) all Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such Insurance Policies were purported to be in effect) and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the Insurance Policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the Insurance Policies. Except as would not be materially adverse to the Company or the Company Subsidiaries, taken as a whole, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any Insurance Policy.

Section 3.20 Affiliate Transactions. There are no transactions, or series of related transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Filings filed prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Company Financial Advisor”), to the effect that, as of such date, and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of the Company Common Stock (other than Cancelled Shares and Dissenting Shares) is fair, from a financial point of view, to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.22 Brokers and Other Advisors. Except for the Company Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

Section 3.23 Suppliers and Customers.

(a) Section 3.23(a) of the Company Disclosure Schedule sets forth the twenty (20) largest suppliers to the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by dollar value of purchases by the Company and the Company Subsidiaries for the eight (8) calendar months ended June 30, 2016. Except as set forth on Section 3.23(a) of the Company Disclosure Schedule, none of the suppliers listed on Section 3.23(a) of the Company Disclosure Schedule has, since October 31, 2015, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services sold to, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such supplier and the Company or any Company Subsidiary.

(b) Section 3.23(b) of the Company Disclosure Schedule sets forth the twenty (20) largest customers of the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by pounds purchased from the Company and the Company Subsidiaries for the twelve (12) calendar months ended June 30, 2016. Except as set forth on Section 3.23(b) of the Company Disclosure Schedule, none of the customers listed on Section 3.23(b) of the Company Disclosure Schedule has, since October 31, 2015, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services purchased from, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such customer and the Company or any Company Subsidiary.

Section 3.24 No Other Company Representations or Warranties; Investigation.

(a) Except for the representations and warranties expressly made by the Company in this Article III and any certificate delivered hereunder, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or the Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Holdings, Merger Sub, Merger Sub LLC or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, including the accuracy, completeness or currency thereof. Neither the Company nor any other Person will be or have been subject to any liability or indemnification obligation to Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person resulting from the distribution or failure to distribute to Parent, Holdings, Merger Sub or Merger Sub LLC, or Parent’s, Holdings’, Merger Sub’s or Merger Sub LLC’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to Parent, Holdings, Merger Sub or Merger Sub LLC in any physical data room or any electronic data room for “Project Garden” (including the electronic data room run by Merrill Lynch, Pierce, Fenner & Smith Incorporated) and maintained by the Company for purposes of the Integrated Mergers and the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or any certificate delivered hereunder. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve the Company or any other Person from liability for fraud.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Parent and Parent’s Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and Parent’s Subsidiaries for such purposes. In entering into this Agreement, the Company has relied solely upon the representations and warranties set forth in this Agreement and its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any of Parent’s Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Parent’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

Section 3.25 Information in the Form S-4 and Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting, at the time the Form S-4 is declared effective by the SEC, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except no representation or warranty is made by the Company with regard to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. All documents that the Company is responsible for filing with the SEC in connection with the Transactions (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting but excluding any portion thereof based on information supplied by Parent or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company), to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDINGS, MERGER SUB AND MERGER SUB LLC

Parent, Holdings, Merger Sub and Merger Sub LLC jointly and severally represent and warrant to the Company, except as disclosed in the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”), which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of the Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s covenants contained in Article V, except that any information set forth in one section of the Parent Disclosure Schedule will be deemed to apply to all other applicable sections or subsections thereof to the extent that the applicability of such information to such other section or subsection is reasonably apparent to Company on the face of such disclosure) or as set forth in (or incorporated by reference in) any of the Parent SEC Documents filed or furnished between September 28, 2013, and the fifth (5th) Business Day prior to the date of this Agreement (without giving effect to any amendment to such Parent SEC Documents on or after such fifth (5th) Business Day prior to the date hereof (the “Filed Parent SEC Documents”), excluding any disclosure under the headings “Risk Factors” or “Forward Looking Statements” to the extent such disclosures are cautionary, predictive or forward-looking in nature:

Section 4.1 Organization, Standing and Corporate Power; Capitalization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not result in a Parent Material Adverse Effect.

(b) Each of Merger Sub and Holdings is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Merger Sub and Holdings is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

(c) Merger Sub LLC is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub LLC is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

(d) The authorized capital stock of Parent consists of (i) 400,000,000 shares of Parent Common Stock, of which, on August 19, 2016, 121,790,739 shares were issued and 121,720,255 shares were outstanding, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share, of which, on August 19, 2016, zero shares were issued and zero shares were outstanding. All of the outstanding shares of Parent, Holdings and Merger Sub capital stock and Merger Sub LLC membership interests, as applicable, are duly authorized, validly issued in compliance with applicable Laws, fully paid and nonassessable, and all shares of Parent Common Stock to be issued in connection with the Integrated Mergers, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued in compliance with applicable Laws, fully paid and nonassessable. Except as set forth in the Filed Parent SEC Documents, there are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate Parent, Holdings, Merger Sub or Merger Sub LLC to issue or sell any shares of capital stock or membership interests, as applicable, (ii) no outstanding securities of Parent, Holdings, Merger Sub or Merger Sub LLC convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants or other rights to acquire from Parent, Holdings, Merger Sub or Merger Sub LLC, or that obligate Parent, Holdings, Merger Sub or Merger Sub LLC to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, Holdings, Merger Sub or Merger Sub LLC, (iv) no restricted shares, performance shares, contingent value rights, “phantom” stock or similar securities or equity-based rights, (v) no obligations of Parent, Holdings, Merger Sub or Merger Sub LLC to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, Parent and (vi) no other obligations by Parent, Holdings, Merger Sub or Merger Sub LLC to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (v).

Section 4.2 Authority; Noncontravention.

(a) Each of Parent, Holdings, Merger Sub and Merger Sub LLC has all necessary corporate power and authority to execute and deliver this Agreement and any other documents and agreements contemplated hereby, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of, and performance by Parent, Holdings, Merger Sub and Merger Sub LLC under this Agreement, the Voting Agreements and any other documents and agreements contemplated hereby, and the consummation by Parent, Holdings, Merger Sub and Merger Sub LLC of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent, Holdings, Merger Sub and Merger Sub LLC (including by the Parent Board, the Holdings Board, the Merger Sub Board and the Merger Sub LLC Member) and adopted by Holdings as the sole stockholder of Merger Sub and as the sole member of Merger Sub LLC, and no other corporate action or other action on the part of Parent, Holdings, Merger Sub and Merger Sub LLC or Parent’s, Holdings’ or Merger Sub’s stockholders or Merger Sub LLC’s sole member is necessary to authorize the execution and delivery of and performance by Parent, Holdings, Merger Sub and Merger Sub LLC under this Agreement, the Voting Agreements and any other documents or agreements contemplated hereby, and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent, Holdings, Merger Sub and Merger Sub LLC and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Holdings, Merger Sub and Merger Sub LLC, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of Parent’s capital stock is necessary to adopt and approve this Agreement or the Voting Agreements and approve the Transactions, including the Integrated Mergers.

(b) None of the execution and delivery of this Agreement by Parent, Holdings, Merger Sub or Merger Sub LLC, the consummation by Parent, Holdings, Merger Sub or Merger Sub LLC of the Transactions, and the compliance by Parent, Holdings, Merger Sub or Merger Sub LLC with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation and bylaws of Parent, Holdings or Merger Sub or the certificate of formation and limited liability company operating agreement of Merger Sub LLC, in each case as amended, or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.3 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, violate any Laws applicable to Parent or any of the Parent Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Holdings, Merger Sub or Merger Sub LLC or any of their respective Subsidiaries is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of Parent or any Parent Subsidiary, except, in the case of clauses (ii) and (iii), as would not result in a Parent Material Adverse Effect.

(c) Each of the Parent Board, the Holdings Board, the Merger Sub Board and the Merger Sub LLC Member at meetings duly called and held, has (i) approved the execution and delivery of and performance under this Agreement and (ii) resolved that this Agreement and the Transactions, upon the terms, and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and the DLLCA, are advisable, fair to and in the best interests of the stockholders of Parent, the sole stockholder of Holdings, the sole stockholder of Merger Sub and the sole member of Merger Sub LLC, as applicable.

Section 4.3 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of the NYSE, (b) such filings with the SEC as may be required to be made by Parent, Holdings, Merger Sub and Merger Sub LLC in connection with this Agreement and the Integrated Mergers, including the Form S-4, (c) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and (e) approvals or filings required under, and compliance with other applicable requirements of, the Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent, Holdings, Merger Sub and Merger Sub LLC and the performance and consummation by Parent, Holdings, Merger Sub and Merger Sub LLC of the Transactions or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of Parent or any Parent Subsidiary, other than as would not result in a Parent Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except for Citigroup Global Markets Inc., the fees of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of the Parent Subsidiaries.

Section 4.5 Ownership of Holdings, Merger Sub and Merger Sub LLC. Parent owns beneficially and of record all of the outstanding capital stock of Holdings. Holdings owns beneficially and of record all of the outstanding capital stock of Merger Sub and all the outstanding membership interests of Merger Sub LLC. Prior to the Effective Time, each of Merger Sub and Merger Sub LLC will have engaged in no business activities and will have no assets, liabilities or obligations of any nature other than as expressly contemplated herein or in furtherance of the Transactions.

Section 4.6 Financing.

(a) Parent has delivered to the Company (i) a true, correct and complete copy, as of the date of this Agreement, of an executed commitment letter (together with all annexes, exhibits and schedules thereto, the “Debt Commitment Letter”), dated as of the date of this Agreement, by and among Holdings, Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC, and (ii) redacted copies of each executed fee letter (the “Debt Fee Letters”), dated as of the date of this Agreement, among Holdings and any Financing Source (with the fee letters customarily redacted with respect to fee amounts, pricing caps and other economic terms (other than covenants), and none of the redacted provisions would adversely affect the availability of the Debt Financing or allow the Financing Sources to reduce the amount of funding to be provided under the Financing Documents or the conditions on which such funding is available except as permitted under Section 5.11(b) (the Debt Commitment Letter, including all exhibits, schedules and annexes thereto, and the Debt Fee Letters executed in connection therewith, the “Debt Financing Documents”) pursuant to which Citigroup Global Markets Inc. and Credit Suisse AG, Cayman Islands Branch have committed to provide, subject to the terms and conditions therein, debt financing in the aggregate principal amount set forth therein as of the Closing Date for the purposes of financing the Transactions (including the Cash Consideration), related fees and expenses, and such other purposes as are set forth therein (collectively with any Alternative Financing permitted by Section 5.11(e), the “Debt Financing”). As of the date of this Agreement, the Debt Financing Documents are in full force and effect and have not been amended, restated, supplemented or otherwise modified, no such amendment, restatement, supplement or modification is contemplated and the commitments contained therein have not been withdrawn, rescinded, amended, restated, supplemented or otherwise modified in any respect. As of the date of this Agreement, each of the Debt Financing Documents, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, and, to the Knowledge of Parent, the other parties thereto, except as may be limited by the Bankruptcy and Equity Exceptions. Holdings has fully paid or caused to be fully paid any and all commitment fees and other fees in connection with the Debt Financing Documents that are payable on or prior to the date of this Agreement. Subject to the terms and conditions of the Debt Financing Documents and this Agreement, and assuming (w) no breach by the Company of its representations and warranties and/or obligations, in either case, such that the closing conditions set forth in Section 6.2 would fail to be satisfied, (x) compliance by the Company with Section 5.11(f), (y) the satisfaction of the conditions set forth in Section 6.1 and (z) the funding of the Debt Financing in accordance with the terms of the Debt Financing Documents, the net proceeds contemplated by the Debt Financing will (and, in the case of an Alternative Funding Election, together with cash and cash equivalents available to Parent and committed credit facilities in the aggregate, will) be sufficient for Merger Sub, Merger Sub LLC, the First-Step Surviving Company and the Surviving Company to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement and any repayment or refinancing of any outstanding debt contemplated by this Agreement (to the extent required by, and pursuant to the terms of, this Agreement). As of the date of this Agreement, Parent has no reason to believe that (x) Holdings will be unable to satisfy on a timely basis any term or condition to the funding of the full amount of the Debt Financing on or prior to the Closing Date contained in any Debt Financing Document, (y) the Debt Financing will not be fully funded by the Financing Sources made available to Holdings on or prior to the Closing Date, and (z) any of the Financing Sources will not perform its obligations under any Debt Financing Document. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a failure to satisfy a condition precedent or result in any portion of the Debt Financing to become unavailable, or a default or breach, in each case on the part of Holdings under any term or condition of any Debt Financing Document. Except as expressly set forth in the Debt Financing Documents, there are no (i) conditions precedent to the funding of the full amount of the Debt Financing; or (ii) side letters or other agreements or arrangements relating to the Debt Financing to which Parent or any Parent Subsidiary is a party. Parent is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to cause any material provision of any Debt Financing Document to be ineffective.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent, Holdings, Merger Sub and Merger Sub LLC acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Holdings’, Merger Sub’s, Merger Sub LLC’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

Section 4.7 Share Ownership. None of Parent, Holdings, Merger Sub or Merger Sub LLC has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203(c) of the DGCL. As of the date of this Agreement, none of Parent, Holdings, Merger Sub, Merger Sub LLC and their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Holdings, Merger Sub, Merger Sub LLC and their respective Affiliates holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.

Section 4.8 Legal Proceedings. There is no, and during the past three years there has been no, pending or, to the Knowledge of Parent, threatened, legal, regulatory or administrative or similar proceeding, claim, suit or action against Parent or any Parent Subsidiary, nor is there, and during the past three years there has not been, any injunction, order, judgment, ruling or decree imposed upon Parent or any of the Parent Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 4.9 Solvency. As of the date hereof, Merger Sub’s and Merger Sub LLC’s sole asset is cash in a de minimis amount (less than $1,000) and its sole liabilities are those incidental to its formation or relating to the Transactions. Assuming the satisfaction of the conditions to Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s obligations to consummate the Integrated Mergers, as set forth herein, or waived, set forth in Article VI, and assuming (a) the accuracy in all material respects of the representations and warranties of the Company in this Agreement, (b) the performance in all material respects by the Company of its obligations hereunder and (c) that the estimates, projections and forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith based on assumptions that are reasonable, then at and after giving effect to the Transactions (including the payment of the Aggregate Merger Consideration and any amounts payable pursuant this Agreement and in connection with the Transactions and the payment of all related fees and Expenses), each of Parent and the Surviving Company will be Solvent. As used in this Section 4.9, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and its Subsidiaries will exceed their debts, (b) each of Parent and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.9, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. No transfer of property is being made and no obligation is being incurred in connection with this Agreement and the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or the Company Subsidiaries.

Section 4.10 Parent SEC Documents. Parent has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, prospectuses and proxy statements with the SEC required to be filed since September 28, 2013 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and prospectuses may have been amended since the date of their filing, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing or furnished dates (in the case of all other Parent SEC Documents), or in the case of amendments thereto, as of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the respective rules and regulations promulgated thereunder, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Parent SEC Documents, and, except to the extent that any information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, none of the Parent SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for Holdings, none of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of Parent or any Parent Subsidiary has failed to make certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Document, except as disclosed in certifications filed with the Parent SEC Documents. As of the date hereof, neither Parent or any Parent Subsidiary nor any of their executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications in the Parent SEC Documents. There are no outstanding or unresolved comments in comment letters received by Parent or any Parent Subsidiary from the SEC or its staff. There has been no material correspondence between the SEC and Parent or any Parent Subsidiary since September 28, 2014, that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval database.

Section 4.11 Parent Financial Statements.

(a) Except to the extent updated, amended, restated or corrected by a subsequent Filed Parent SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of Parent (including the related notes and schedules relating thereto) included in the Parent SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, as permitted by the rules and regulations of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis in all material respects during the periods involved and Parent’s normal accounting practices consistent with past practice in all material respects (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries, and the results of their operations stockholders’ equity and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and any other adjustments described therein, including the notes thereto).

(b) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be disclosed by Parent in the statements and reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder for the fiscal years ended September 28, 2013, September 27, 2014 and September 26, 2015, and such assessment concluded that such controls were effective.

(c) Parent is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither Parent nor any Parent Subsidiary has, and to the Knowledge of Parent, no director, officer, agent, employee or other Person acting on behalf of Parent or any Parent Subsidiary has, in any respect, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in the Filed Parent SEC Documents, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(d) Since the Parent Balance Sheet Date, Parent does not have any Knowledge of (A) any material weakness in the system of internal accounting controls utilized by Parent and the Parent Subsidiaries, or (B) any fraud that involves Parent’s or any Parent Subsidiary’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and the Parent Subsidiaries.

Section 4.12 Undisclosed Liabilities.

(a) Neither Parent nor any of the Parent Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against on the balance sheet of Parent and the Parent Subsidiaries as of September 26, 2015 (the “Parent Balance Sheet Date”) (including the notes thereto) included in the Filed Parent SEC Documents, (ii) incurred after such date in the ordinary course of business, (iii) as expressly contemplated by this Agreement or (iv) that have been discharged or paid in full or would not be reasonably likely to be material to Parent and the Parent Subsidiaries, taken as a whole.

(b) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure in the Parent SEC Documents of any transaction involving, or liabilities of, Parent or any of Parent Subsidiaries that would reasonably be expected to be material to Parent and the Parent Subsidiaries taken as a whole.

Section 4.13 Absence of Certain Changes. Since September 26, 2015, (i) except in connection with the Transactions, Parent and the Parent Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a violation of Section 5.1(b), and there has not been any Parent Material Adverse Effect.

Section 4.14 Compliance with Laws; Permits.

(a) The businesses of Parent and the Parent Subsidiaries are conducted in compliance with all Laws applicable to Parent or any Parent Subsidiary, except for instances of non-compliance as would not reasonably be likely to be material to Parent and the Parent Subsidiaries, taken as a whole. No investigation, audit or review by any Governmental Authority with respect to Parent or any Parent Subsidiary or any of their assets is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Authority notified Parent of its intention to conduct the same, except for such investigations or reviews the outcome of which have not been and are not reasonably likely to be material to Parent and the Parent Subsidiaries, taken as a whole.

(b) Except as would not have a Parent Material Adverse Effect, since September 28, 2013, (i) Parent and its Affiliates, directors, officers and employees have complied in all material respects with the Fraud and Bribery Laws and (ii) neither Parent, any of the Parent Subsidiaries nor, to the Knowledge of Parent, any of Parent’s Affiliates, directors, officers, employees, agents or other representatives acting on Parent behalf have directly or indirectly, in each case, in violation of any Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent of such customer or supplier, or (E) taken any action or made any omission in violation of any applicable Laws governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as would not have a Parent Material Adverse Effect, since November 1, 2013, none of Parent, any of the Parent Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers, employees or agents has violated any economic sanctions Laws. Since November 1, 2013, Parent and the Parent Subsidiaries have made no material voluntary disclosures to any Governmental Authority under applicable economic sanctions Laws or export control Laws and, to the Knowledge of Parent, have not been the subject of any material investigation or material inquiry by a Governmental Authority regarding compliance with such Laws or have been assessed any material fine or material penalty under such Laws.

Section 4.15 Tax Matters.

(a) Except as would not constitute a Parent Material Adverse Effect, (i) each of Parent, Merger Sub and Merger Sub LLC has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and other material Tax Returns required to be filed by it, and all such filed Tax Returns are accurate and complete in all material respects; (ii) all Taxes shown to be due and payable on such Tax Returns have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and adequately reserved for in accordance with GAAP and (iii) no material deficiency with respect to Taxes has been asserted in writing or assessed by a Governmental Authority responsible for Taxes against Parent, Merger Sub or Merger Sub LLC which neither has been fully paid nor is being contested in good faith and adequately reserved for in accordance with GAAP.

(b) Except as would not constitute a Parent Material Adverse Effect, (i) there is no proceeding or investigation by a Governmental Authority responsible for Taxes pending or threatened in writing with respect to Parent, Merger Sub or Merger Sub LLC in respect of any material Tax; and (ii) no claim has been made by a Governmental Authority responsible for Taxes in writing in a jurisdiction where Parent, Merger Sub or Merger Sub LLC does not file Tax Returns that Parent, Merger Sub or Merger Sub LLC is subject to taxation by that jurisdiction.

(c) Except as would not constitute a Parent Material Adverse Effect, each of Parent, Merger Sub and Merger Sub LLC has complied in all material respects with applicable Laws for the withholding of Taxes and has timely withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to be withheld and paid over.

(d) Parent is not and has not been, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(e) None of Parent, Merger Sub or Merger Sub LLC has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(f) None of Parent, Merger Sub or Merger Sub LLC has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b).

(g) None of Parent, Merger Sub or Merger Sub LLC (i) is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any other group that files a combined, consolidated or unitary income Tax Return (other than a group the common parent of which is Parent); (ii) is a party to any Tax sharing, Tax indemnification, Tax allocation or similar agreement with any Person, except pursuant to any customary commercial agreement entered into by Parent, Merger Sub or Merger Sub LLC in the ordinary course of business, the principal purpose of which does not relate to Taxes (a “Parent Customary Commercial Agreement”) or (iii) to the Knowledge of Parent, is liable for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, assumption, operation of Law or otherwise (excluding, in each case, liability by or under a Parent Customary Commercial Agreement).

(h) There are no material Liens for Taxes (other than Permitted Liens) on any assets of Parent, Merger Sub or Merger Sub LLC.

(i) None of Parent, Holdings, Merger Sub or Merger Sub LLC has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.16 Employee Benefits Matters. Except as would not constitute a Parent Material Adverse Effect, neither Parent, nor any Parent Subsidiary has any liability or contingent liability with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA). No material liability under Title IV of ERISA has been incurred by Parent or any of its ERISA Affiliates which has not been satisfied in full, other than Pension Benefit Guaranty Corporation premiums that are not past due, and no event has occurred and no circumstance exists that would result in Parent or its ERISA Affiliates incurring a liability under Title IV of ERISA that would result in any material liability to Parent and its Affiliates. There are no pending or, to the Knowledge of Parent, threatened material claims (other than claims for benefits in the ordinary course), actions, complaints, investigations, petitions, suits or other proceedings with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) sponsored or maintained by Parent or any Parent Subsidiary, or the plan administrator or any fiduciary of any such employee benefit plan. To the Knowledge of Parent, Parent and the Parent Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-rated matters, including all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, civil rights, safety, health, immigration, workers’ compensation and the collection and payment of withholding or social security taxes and any similar tax, except for instances of non-compliance as would not reasonably likely be material to Parent and the Parent Subsidiaries, taken as a whole.

Section 4.17 Environmental Matters. Except for those matters that would not have a Parent Material Adverse Effect, (a) each of Parent and the Parent Subsidiaries is and, for the past three years, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits required under

Environmental Laws for the operation of their respective businesses, (b) there is no enforcement proceeding, suit, claim or action relating to or arising from any noncompliance with, or liability under, Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials) that is pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or otherwise relating to any real property currently or formerly owned, operated or leased by Parent or any Parent Subsidiary and (c) neither Parent nor any of the Parent Subsidiaries has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials).

Section 4.18 Intellectual Property. To the Knowledge of Parent, except for circumstances, actions, or inactions which would not reasonably likely be material to Parent and the Parent Subsidiaries, taken as a whole, (i) the conduct of Parent’s and the Parent Subsidiaries’ respective businesses as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property, and (ii) there is no claim of such infringement or other violation pending or threatened in writing, against Parent.

Section 4.19 Absence of Certain Agreements. As of the date of this Agreement, none of Parent, Holdings, Merger Sub, Merger Sub LLC or any of their Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), other than in accordance with the terms of this Agreement, pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration per share or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) any third party has agreed to provide, directly or indirectly, equity capital to Parent or the Company or any of their subsidiaries to finance in whole or in part the Transactions; or (iii) any Company employee has agreed to remain as an employee of the Company or any Company Subsidiary or to become an employee or consultant of Parent or any Parent Subsidiary following the Effective Time.

Section 4.20 Information in the Proxy Statement and Form S-4. None of the information supplied or to be supplied in writing by or on behalf of Parent or any Parent Subsidiary for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except no representation or warranty is made by Parent with regard to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. All documents that Parent is responsible for filing with the SEC in connection with the Transactions (solely with respect to the portion thereof relating to the Parent but excluding any portion thereof based on information supplied by the Company or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent), to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

Section 4.21 No Other Parent, Merger Sub or Merger Sub LLC Representations and Warranties; Investigation.

(a) Except for the representations and warranties expressly made by Parent, Holdings, Merger Sub and Merger Sub LLC in this Article IV and any certificate delivered hereunder, none of Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person makes any express or implied representation or warranty with respect to Parent or the Parent Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, including the accuracy, completeness or currency thereof. None of Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person will be or have been subject to any liability or indemnification obligation to the Company, its stockholders, or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to the Company in any physical data room or any electronic data room for “Project Garden” and maintained by Parent, Holdings, Merger Sub or Merger Sub LLC for purposes of the Integrated Mergers and the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or any certificate delivered hereunder. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person from liability for fraud.

(b) Parent has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Company and the Company’s Subsidiaries and acknowledges that Parent has been provided access to personnel, properties, premises and records of Company and Company’s Subsidiaries for such purposes. In entering into this Agreement, Parent has relied solely upon the representations and warranties set forth in this Agreement and its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of the Company’s Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or the Company’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the earlier of (x) termination of this Agreement in accordance with Section 7.1, and (y) the Effective Time, unless Parent otherwise consents in writing, the Company shall conduct its business in all material respects in the ordinary course of business consistent with past practice and use reasonable best efforts to (x) maintain in the ordinary course of business consistent with past practice in all material respects satisfactory relationships of the Company with each of the customers, suppliers, insurers, and other Persons with whom the Company has material business relations and (y) preserve in all material respects its and the Company Subsidiaries’ business and material assets intact. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as otherwise expressly contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Section 7.1 hereof or the Effective Time, take any of the following actions:

(i) amend or otherwise change their respective certificate of incorporation or bylaws of the Company or such similar applicable organizational documents;

(ii) issue, sell, or grant any shares of its capital stock or other Equity Interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock or other Equity Interests in the Company or any Company Subsidiary, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other Equity Interests in the Company or any Company Subsidiary, except for (A) the issuance of capital stock pursuant to any Contract or pursuant to an offer letter, in each case, in effect or extended and disclosed to Parent prior to the date hereof, (B) the issuance of shares of Company Common Stock required to be issued upon exercise or settlement of Options or the earning or vesting of Performance Units or Restricted Stock granted and disclosed to Parent prior to the date hereof or (C) the issuance of shares of Equity Interests to Company or, in the case of any Company Subsidiary, to any other Company Subsidiary;

(iii) directly or indirectly, redeem, purchase or otherwise acquire any of their outstanding shares of capital stock or other Equity Interests, or any rights, warrants or options to acquire any shares of its capital stock or other Equity Interests, including with respect to any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote) with the Company stockholders on any matter, except (A) pursuant to commitments in effect and disclosed to Parent prior to the date hereof, (B) in connection with withholding to satisfy tax obligations with respect to Options, Performance Units or Restricted Stock granted prior to the date of this Agreement or acquisitions in connection with the net exercise of Options granted prior to the date of this Agreement or (C) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(iv) (A) declare, authorize, set aside for payment or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of its capital stock other than dividends paid by any wholly-owned Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company and other than regular quarterly dividends issued by the Company not to exceed $0.25 per share of Company Common Stock for each quarter or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock;

(v) redeem, repurchase, prepay (except as required by the Company Credit Agreements), defease, cancel, incur (including by additional borrowing under the Company Credit Agreements) or otherwise acquire, or modify the terms of (except as provided in Sections 5.11 and 5.12), any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except (A) in the ordinary course of business consistent with past practice in a principal amount not to exceed $10,000,000 in the aggregate or (B) among any of all of the Company and the Company Subsidiaries; provided that any Indebtedness incurred or otherwise acquired, or modified, or assumed under this Section 5.1(a)(v) shall be subject to prepayment without penalty at any time;

(vi) sell, transfer, lease, rent, license, assign, abandon or otherwise dissolve or dispose of (including by merger, consolidation, or sale of stock or assets), any of its material properties, legal entities or assets (tangible or intangible), except (A) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of the Company Subsidiaries, (B) in the ordinary course of business consistent with past practice, of the Company or any of the Company Subsidiaries, (C) pursuant to Contracts in force on, and disclosed to the Parent to prior to, the date of this Agreement, or (D) transfers among the Company and any Company Subsidiaries;

(vii) make capital expenditures in excess of $3,000,000 per calendar month;

(viii) acquire or agree to acquire (including by merger, consolidation, purchase of stock or assets, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, exchange, business combination or similar transaction) any business or material amount of assets of any other Person, except (A) in connection with a restructuring, merger or consolidation among any or all of the Company’s Subsidiaries and the Company or (B) pursuant to Contracts in force on, and disclosed to the Parent to prior to, the date of this Agreement;

(ix) make, grant or increase any bonus, compensation, salary or wages to or of any current or former employees or consultants, except as required pursuant to applicable Law or the terms of Company Plans or Non-U.S. Company Plan or other employee benefit plans or arrangements in effect and disclosed to Parent prior to the date hereof;

(x) enter into any Contracts with or increase any bonus, compensation, salary or wages of, any of its directors, senior executive officers, employees or consultants except as required pursuant to applicable Law or the terms of Company Plans or Non-U.S. Company Plans or other employee benefit plans or arrangements in effect and disclosed to Parent prior to the date hereof and except for agreements for newly hired employees or consultants, in each case, in the ordinary course of business consistent with past practice and with an annual base salary not to exceed $125,000 in the aggregate for any such employee or consultant;

(xi) implement or announce any “mass layoff” or “plant closing” within the meaning of the WARN Act (or similar foreign Laws), except in compliance with provisions of the WARN Act (or similar foreign Laws);

(xii) (A) make any material change to its methods of financial accounting in effect at October 31, 2015, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Laws; (B) make, change or revoke any material Tax election, (C) file any material Tax Return inconsistent with past practice except as required by Applicable Law, (D) make any material change to any method of Tax accounting, (E) amend any material Tax Return, (F) settle or compromise any material Tax controversy, or (G) consent to any extension or waiver of any limitations period with respect to any claim or assessment for a material amount of Taxes;

(xiii) adopt or publicly propose a plan or agreement of complete or partial liquidation, dissolution restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(xiv) amend or modify the letter of engagement of the Company Financial Advisor in a manner that increases the fee or commission payable by the Company or otherwise increases or imposes any obligations on the Company following the Effective Time;

(xv) (A) enter into, terminate or materially amend or modify (other than extensions at the end of a term in the ordinary course of business consistent with past practice) any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, (B) waive any material term of or any material default under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under, any Company Material Contract, or (C) increase the amount of rent payable under any Lease Agreement, in each case, to the extent such Company Material Contract;

(xvi) settle or compromise any legal proceeding or threatened legal proceeding if such settlement or compromise (A) with respect to the payment of monetary damages, involves the payment by the Company or any of the Company Subsidiaries of monetary damages in excess of $500,000 individually or $1,000,000 in the aggregate or (B) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would or would reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xvii) amend the terms of the Rights Plan in a manner that would reasonably be expected to prevent or impede, interfere with, hinder or delay the consummation by Parent, Holdings, Merger Sub or Merger Sub LLC of the Transactions;

(xviii) enter into any new line of business outside of its existing businesses or existing business plans; or

(xix) agree in writing to take any of the foregoing actions.

(b) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(b) of the Parent Disclosure Schedule, during the period from the date of this Agreement until the earlier of (x) termination of this Agreement in accordance with Section 7.1, and (y) the Effective Time, unless the Company otherwise consents in writing, each of Parent, Holdings, Merger Sub and Merger Sub LLC shall conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (x) maintain in the ordinary course of business consistent with past practice in all material respects satisfactory relationships of Parent with each of the customers, suppliers, insurers and other Persons with whom Parent has material business relations and (y) preserve in all material respects its and the Parent Subsidiaries’ business and material assets intact. Without limiting the foregoing, except as otherwise expressly contemplated by this Agreement, as required by applicable Law or as consented to in writing by Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of the Parent Subsidiaries to, between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Section 7.1 hereof or the Effective Time, take any of the following actions:

(i) amend or otherwise change their respective certificate of incorporation or bylaws of the Company or such similar applicable organizational documents;

(ii) directly or indirectly, redeem, purchase or otherwise acquire any of their respective outstanding shares of capital stock or other Equity Interests, or any rights, warrants or options to acquire any shares of its capital stock or other Equity Interests, including with respect to any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote) with the capital stock on any matter (other than repurchases pursuant to previously announced repurchase programs) to the extent such action would prevent, impede or materially delay or materially impair the ability of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions;

(iii) (A) declare, authorize, set aside for payment or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of its capital stock other than dividends paid by any Parent Subsidiary to Parent or any other Parent Subsidiary (B) adjust, split, combine, subdivide, or reclassify any shares of its capital stock;

(iv) except to the extent involving only Parent and its Subsidiaries, adopt or publicly propose a plan or agreement of restructuring or reorganization;

(v) adopt or publicly propose a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization, or other reorganization of Parent;

(vi) acquire or agree to acquire (including by merger, consolidation, purchase of stock or assets, joint venture, partnership, consolidation, dissolution, liquidation tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other Person if such acquisition would reasonably be expected to (A) materially impose any delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, including pursuant to Antitrust Laws, (B) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, (C) materially increase the risk of not being able to remove any such order on appeal or otherwise or (D) prevent, materially delay or materially impair the ability of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions, including the Integrated Mergers and the Debt Financing;

(vii) other than as set forth in this Agreement or to the extent such action does not prevent, impede or materially delay or materially impair the ability of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions, redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money;

(viii) take any action or omit to take any action if such action or omission would reasonably be expected to result in any of the conditions to the Integrated Mergers set forth in Article VI not being satisfied; or

(ix) agree in writing to any of the foregoing actions.

Section 5.2 No Solicitation; Change in Recommendation.

(a) The Company agrees that it and the Company Subsidiaries shall, and shall use reasonable best efforts to cause its and their respective directors, officers and employees to, and shall instruct its Representatives to, immediately cease all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal, or any existing discussion that could reasonably be expected to lead to a Takeover Proposal, and the Company further agrees that it shall request that all non-public information previously provided by or on behalf of the Company or any Company Subsidiary to any such Persons be promptly returned or destroyed in accordance with the terms of the applicable confidentiality agreement and shall prohibit access for anyone other than the Company, Parent, Holdings, Merger Sub LLC, Merger Sub and their respective Representatives to any electronic data room of the Company in connection therewith. Except as otherwise provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall use reasonable best efforts to cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause its and their respective directors, officers and employees not to, and shall direct its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, a Takeover Proposal or the making or consummation thereof, (ii) engage in, enter into, continue or otherwise participate in any substantive discussions (except to notify such Person of the existence of the provisions of this Section 5.2) or negotiations regarding, or furnish to any Person any non-public material information in connection with or for the purpose of encouraging or facilitating, any Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Takeover Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the Transactions, or (iv) authorize, permit, or direct any Representative of the Company or any of the Company Subsidiaries to take any action set forth in clauses (i), (ii) or (iii) of this Section 5.2(a).

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the date that the Company Stockholder Approval is obtained, the Company or any of the Company Subsidiaries, or any of its or their respective Representatives receives an unsolicited Takeover Proposal, which the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, is or could reasonably be expected to lead to a Superior Proposal, the Company, the Company Board (or a duly authorized committee thereof) and their Representatives may engage in negotiations and discussions with, or furnish any information and other access to any Person making such Takeover Proposal and any of its Representatives (provided that substantially concurrently (and in any event within 24 hours) the Company makes available to Parent such information or access to the extent such information or access was not previously made available to Parent); provided that (i) prior to furnishing any material non-public information to any such Person, the Company receives from the Person making such Takeover Proposal an Acceptable Confidentiality Agreement to the extent such Person is not already subject to a confidentiality agreement with the Company, (ii) the Company Board determines in good faith, after consultation with outside legal counsel, that a failure to furnish such information or access would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (iii) the Company provides written notice to Parent immediately after any such determination by the Company Board and before taking any of the actions described in this sentence. In addition, from and after the date of this Agreement, the Company will promptly (but in any event within 24 hours) notify Parent in writing of the receipt of such Takeover Proposal and (A) if it is in writing, deliver to Parent a copy of such Takeover Proposal and any related draft agreements and other written material relating to such Takeover Proposal or (B) if oral, communicate to Parent the material terms and conditions thereof, including, in each case, the identity of the Person making such Takeover Proposal. The Company will keep Parent reasonably apprised on a reasonably timely basis of the status and material terms of such Takeover Proposal and with respect to any change in the price or any material terms thereof within 24 hours of such material change. From and after the date hereof, the Company shall not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person, unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that any such termination, amendment, modification, waiver or failure to enforce any provision of any such “standstill” may occur only at the initiation and request of the third party thereto.

(c) Except as otherwise provided in this Agreement, the Company Board shall not (i) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent, Holdings, Merger Sub LLC or Merger Sub, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Proxy Statement), (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend to the stockholders of the Company a Takeover Proposal, (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after commencement of such offer or against any Takeover Proposal (provided that a “stop, look and listen” communication by the Company Board to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Adverse Recommendation Change unless and until the Company Board fails to reconfirm the Company Board Recommendation by the close of business on the tenth (10th) Business Days following the commencement of a tender offer or exchange offer), (iv) other than with respect to the period of up to ten (10) Business Days applicable to tender offer or exchange offers that are the subject of the preceding clause (iii), fail to publicly reaffirm the Company Board Recommendation, in each case, within five (5) Business Days after Parent so requests in writing, (v) enter into any definitive agreement providing for a Takeover Proposal or (vi) resolve or publicly propose to take any action described in the foregoing clauses (i) through (v) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary in this Agreement, the Company Board (or a duly authorized committee thereof) may: (i) make a Company Adverse Recommendation Change in response to the Company receiving an unsolicited Takeover Proposal that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal; or (ii) if the Company has complied (other than immaterial breaches) with this Section 5.2, cause the Company to terminate this Agreement and, prior to or substantially concurrently with such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, if, and only if, in all cases the Company Board determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to (1) effect a Company Adverse Recommendation Change or (2) terminate this Agreement and enter into a definitive written agreement providing for a Superior Proposal, as the case may be, would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law.

(e) Subject to Section 5.2(d), (i) no Company Adverse Recommendation Change may be made in response to a Superior Proposal and (ii) no termination of this Agreement in accordance with Section 5.2(d) may be made unless: (A) the Company complies in all material respects with this Section 5.2, (B) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 5.2(d) at least three (3) Business Days prior to taking such action (a “Company Board Recommendation Notice”), which notice shall specify in the case of such action taken in connection with a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and any financing commitments relating thereto); and (C) the Company shall have, (x) during the three (3) Business Day period specified above (and any additional period related to a revision of the Superior Proposal, as provided below), negotiated, and caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to any adjustments proposed by Parent to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal and no such agreement is reached and (y) if applicable, prior to or substantially concurrent with, the termination of this Agreement pursuant to Section 5.2(d), pay the Termination Fee as set forth in Section 7.3(b).

(f) The parties agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Board Recommendation Notice and an additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith (if Parent indicates to the Company that it desires to negotiate) the terms of this Agreement and (ii) the Company shall take into account all changes and adjustments to the terms of this Agreement proposed by Parent in determining whether such Superior Proposal continues to constitute a Superior Proposal. The Company shall keep Parent reasonably informed of all developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Superior Proposal).

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the Company stockholders if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company stockholders under applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 5.2 or (iv) except pursuant to the terms set forth in Section 5.2(c), making any “stop, look and listen” communications to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act by the Company that describes the Company’s receipt of a Takeover Proposal (or any similar communications to the stockholders of the Company); provided, that this Section 5.2(g) shall not in and of itself be deemed to permit the Company Board to make a Company Adverse Recommendation Change that would not otherwise be permitted by Section 5.2(d) and any such statements or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article VII (it being agreed the actions in clauses (i)-(iv) in this Section 5.2(g), in and of themselves, shall not be deemed to be a Company Adverse Recommendation Change).

Section 5.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent, Holdings, Merger Sub LLC and Merger Sub shall take, or cause to be taken, all actions reasonably necessary, and to do, or cause to be done, all things reasonably necessary under any applicable Laws to cause the Transactions to be consummated as soon as practicable, including (i) the satisfaction of the conditions to consummating the Integrated Mergers, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, (iii) making as promptly as practicable and advisable any required submissions, notices and filings under applicable Antitrust Laws or any other applicable Laws with respect to the Transactions, (iv) promptly furnishing information required in connection with such submissions and filing under such Antitrust Laws, (v) keeping the other parties reasonably fully informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws, or (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the Transactions, (vi) obtaining all actions or non-actions, consents, orders, exemptions approvals, consents, waivers, registrations, permits, authorizations and other confirmations from, or avoiding an investigation, action, proceeding or other challenge of the legality of the Transactions by, any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions as soon as practicable (collectively, the “Approvals”) and (vii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Holdings, Merger Sub LLC, Merger Sub and the Company shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Approval with respect to Antitrust Laws or any other applicable Law necessary to be obtained prior to Closing.

(b) In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as practicable and advisable and in any event within ten (10) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) take, or cause to be taken, all other actions consistent with this Section 5.3 which are reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) make the appropriate filings under any Foreign Antitrust Laws as soon as practicable and advisable and in any event within twenty (20) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as reasonably practicable and advisable any additional information and documentary material that may be required or reasonably requested by any Governmental Authority and (C) take or cause to be taken all other actions consistent with this Section 5.3 as are reasonably necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Authority as soon as practicable.

(c) The Company, Parent, Holdings, Merger Sub LLC and Merger Sub shall each keep the other reasonably fully informed of the status of matters relating to the completion of the Integrated Mergers and work cooperatively in connection with obtaining all required Approvals undertaken pursuant to the provisions of this Section 5.3. In that regard, the Company, Parent, Holdings, Merger Sub LLC and Merger Sub shall: (i) promptly notify the other parties hereto of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication between such Person and a Governmental Authority and permit the others to review and discuss in advance (and to fully coordinate their responses with respect to) any proposed written communication to a

Governmental Authority, (ii) keep the others reasonably fully informed of any developments, meetings or discussions with any Governmental Authority in respect of any filing, investigation, or inquiry concerning the Transactions, (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate (whether by telephone or in person) and (iv) furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Each of Parent and Company may designate any non-public information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information. Notwithstanding the foregoing, Parent, Holdings, Merger Sub and Merger Sub LLC shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any Governmental Authority or in any action brought to enjoin the Transactions pursuant to any Antitrust Laws; provided, however, that nothing in this Section 5.3 shall prohibit either the Company or Parent, or their respective Representatives, from communicating or having discussions with any Governmental Authority, so long as the other party or its respective Representatives is provided reasonable prior notice of any such communication or discussions and invited to participate in such communications or discussions.

(d) In furtherance and not in limitation of the foregoing, Parent, Holdings, Merger Sub and Merger Sub LLC agree to take promptly any and all steps reasonably necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions as soon as practicable, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (each a “Remedial Action”), as needed to enable the consummation of the Transactions, including the Closing, by the End Date (such End Date, as used in this Section 5.3(d), being the End Date without giving effect to the End Date Extension, though, for the avoidance of doubt, the obligations set forth in this sentence shall cease only upon the termination of this Agreement in accordance with Article VII); provided, however, that any Remedial Action may, at the discretion of Parent, be conditioned upon consummation of the Transactions.

(e) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is foreseeable with respect to the Transactions relating to any required submissions and filings or Approvals under applicable Antitrust Laws or any other applicable Laws and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, each of the Company and Parent shall take any and all action reasonably necessary to avoid or resolve any such litigation, action or proceeding.

Section 5.4 Confidentiality. Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, each of the Company and Parent shall afford the other party and its Representatives of the other party reasonable access during normal business hours to its and its Subsidiaries’ properties, books, Contracts, Tax Returns, operating data and records and the Company and Parent, as applicable, shall furnish promptly to the other party such information concerning its business and properties and access to its Representatives, in each case, as the Company or Parent, as applicable, may reasonably request (other than any publicly available document filed by it pursuant to the requirements of federal or state securities Laws); provided that Parent and the Company and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, that the Company and Parent shall not be obligated to provide such access or information if such party determines, in its reasonable judgment, that doing so would (i) cause significant competitive harm to the other party if the Transactions are not consummated, (ii) violate applicable Law or any Contract or (iii) violate any legal duty, or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client, work-product or other legal privilege (it being agreed that the Company and Parent, as applicable shall give notice to the other party of the fact that it is withholding such information or documents, shall withhold only that portion of such information that would not cause competitive harm if the Transactions are not consummated, or is reasonably necessary to be withheld to not violate such applicable Law, Contract, duty or obligation and to preserve such attorney-client, work product or other legal privilege, as applicable, and thereafter the Company or Parent, as the case may be shall use its reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to cause such harm, violate such restriction or waive such privilege); provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the Company or the Company Subsidiaries and nothing herein shall authorize the Company or its respective Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by Parent or the Parent Subsidiaries. The information provided will be subject to the terms of (i) the Company Confidentiality Agreement and (ii) the Parent Confidentiality Agreement. Each of Parent and the Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.4 for any competitive or other purpose unrelated to the consummation of the Transactions.

Section 5.5 Takeover Laws. The Company and the Company Board shall each (i) ensure that no state takeover statute or similar statute or regulation, including any of the Takeover Laws, is or becomes applicable to Parent, Holdings, Merger Sub, Merger Sub LLC, the Company and the Transactions and (ii) if any state takeover statute or similar statute, including any of the Takeover Laws, becomes applicable to the Transactions, use its reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on Parent, Holdings, Merger Sub, Merger Sub LLC, the Company and the Transactions.

Section 5.6 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, for six (6) years after the Closing Date, fulfill and honor the obligations of the Company to indemnify, defend and hold harmless each current and former director, officer, employee and agent of the Company and any of the Company Subsidiaries and each person who served as a director, officer, employee, agent, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses that have been reasonably incurred (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding, arbitration, audit, hearing, mediation or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising out of, relating to or in connection with any action or omission by them in their capacities as Indemnitees occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), in each case, to the fullest extent permitted under the Company Charter Documents and applicable Law, and the Surviving Company shall assume all obligations of the Company and the Company Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in the (A) the Company Charter Documents and the respective organizational documents of each of the Company Subsidiaries in effect immediately prior to the Effective Time and (B) any indemnification agreements with an Indemnitee as set forth on Section 5.6(a) of the Company Disclosure Schedule in effect immediately prior to the Effective Time, which shall in each case survive the Transactions and continue in full force and effect to the fullest extent permitted by applicable Law. Without limiting the foregoing, at the Effective Time, Parent and the Surviving Company shall, for a period of six (6) years after the Closing Date, cause the certificate of incorporation and bylaws or similar organizational documents of the Surviving Company to maintain in effect provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents, the applicable organizational documents of the Company Subsidiaries or any indemnification agreements with an Indemnitee, in each case, in effect immediately prior to the Effective Time, to the fullest extent permitted by applicable Law, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the individuals who immediately before the Effective Time were Indemnitees except as required by applicable Law; provided, however, that all rights to limitation of liability, indemnification, exculpation and advancement of expenses in respect of any Claim pending or asserted within such period shall continue until the disposition or resolution of such Claim.

(b) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, pay and advance to an Indemnitee any costs or expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.6, or enforcement of an Indemnitee’s rights under this Section 5.6, as and when incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification under applicable Law. Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company, or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnitee and reasonably acceptable to Parent.

(c) Notwithstanding anything to the contrary contained in this Section 5.6 or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Claim, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnitees covered by the Claim from all liability arising out of such Claim. Nothing in this Section 5.6(c) shall relieve Parent or the Surviving Company of its obligations set forth in this Section 5.6.

(d) For a period of six (6) years from the Effective Time, (i) the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and the Company Subsidiaries with respect to matters arising prior to, at or on the Effective Time either through the Company’s existing insurance provider or another substitute provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent or the Surviving Company, as applicable shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase a policy with the greatest coverage possible that does not exceed 300% of the last annual premium paid by the Company prior to the date hereof and (ii) Parent shall not, and shall not permit the Surviving Company or the other Parent Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of such insurance, whether in respect of claims arising before or after the Effective Time. In lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost per each year of “tail” insurance coverage no greater than 300% of the last annual premium paid by the Company prior to the date hereof, that provides coverage no materially less favorable than the coverage described above.

(e) It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6 and (ii) this Section 5.6 shall survive consummation of the Integrated Mergers and the Transactions and shall be enforceable by such Indemnitees and their respective successors, heirs and legal representatives against Parent and the Surviving Company and their respective successors and assigns. The obligations of the Surviving Company under this Section 5.6 shall not be terminated, amended or modified in such a manner so as to adversely affect the rights of any Indemnitee (including their successors, heirs and assigns) to whom this Section 5.6 applies unless (A) such termination, amendment or modification is required by applicable Law or (B) the affected Indemnitee (or his or her lawful successors, heirs or assigns) shall have consented in writing prior to such termination, amendment or modification.

(f) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 5.6. The rights of each Indemnitee shall be in addition to, and not in limitation of, any other applicable rights such Indemnitee may have under the Company Charter Documents or any of the organizational documents of the Company Subsidiaries or of the Surviving Company, any other indemnification arrangement, the DGCL, DLLCA or otherwise.

(g) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then and in each such case, Parent and the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.6.

Section 5.7 Transaction Litigation. The Company shall give Parent the opportunity to participate in (with its own counsel) at Parent’s sole cost and expense, but not control, the defense or settlement of any stockholder litigation against the Company, any of the Company Subsidiaries or any of the directors or officers of the Company or the Company Subsidiaries, in each case, relating to this Agreement or the Transactions (any such litigation, a “Company Transaction Litigation”), and the Company shall give due consideration to Parent’s advice with respect to any such litigation. The Company shall consult with Parent regarding the defense, settlement or prosecution of any Company Transaction Litigation; provided that none of the Company, any Company Subsidiary or any of their Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle, or come to an arrangement regarding any Company Transaction Litigation or consent to the same unless Parent shall have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall notify the other promptly (and in any event within 48 hours) of the commencement of any Company Transaction Litigation of which it has received notice.

Section 5.8 Section 16. The Company shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.9 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, Holdings, Merger Sub LLC or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.10 Preparation of Form S-4 and Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company and Parent shall jointly prepare the Proxy Statement and Parent shall use its reasonable best efforts to, with the Company’s reasonable cooperation, prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Common Stock issuable in the Transactions, which will include the Proxy Statement with respect to the Company Stockholders’ Meeting, as promptly as practicable (but in no event later than forty-five (45) days following the date hereof). Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (C) keep the Form S-4 effective through the Closing in order to permit the consummation of the Transactions. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other of any oral comments or communications with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and no filing of, or amendment or supplement to, the Form S-4 will be made by Parent without the Company’s prior consent (which shall not be unreasonably withheld, condition or delayed). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the threat or issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Integrated Mergers for offering or sale in any jurisdiction (and Parent and the Company shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or any oral or written request by the SEC for amendment of the Proxy Statement or Form S-4 or comments thereon or responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. Parent shall also use reasonable best efforts to take any other action required to be taken under the Securities Act or the Exchange Act, and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Transactions, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any appropriate amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 5.10(b) shall limit the obligations of any party hereto under Section 5.10(a). For purposes of this Section 5.10(b), any information concerning or related to the Company, its Affiliates or the Company Stockholders’ Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its affiliates will be deemed to have been provided by Parent.

(c) As promptly as practicable following the effective date of the Form S-4, the Company shall, in accordance with applicable Law and the Company Charter Documents, duly call, give notice of, convene and hold a meeting of the Company stockholders for the sole purpose of obtaining the Company Stockholder Approval and holding the Company Stockholder Advisory Vote in accordance with the DGCL and applicable Law (the “Company Stockholders’ Meeting”); provided, however, that the Company Stockholders’ Meeting shall be held no later than twenty five (25) Business Days after the Form S-4 is declared effective (unless adjourned or postponed in accordance with the terms of this Section 5.10). The Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the SEC has declared the Form S-4 effective, but in any event no later than five (5) Business Days after the Form S-4 is declared effective. Subject to Section 5.2 hereof, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to obtain the Company Stockholder Approval and hold the Company Stockholder Advisory Vote at the Company Stockholders’ Meeting or any adjournment or postponement thereof, including soliciting from the Company stockholders proxies in favor of the approval of this Agreement in accordance with the DGCL. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting except that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting, after consultation with Parent, (i) if the failure to adjourn or postpone the Company Stockholders’ Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement, (ii) if, as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) or rescheduled, pursuant to this Section 5.10(c), there are insufficient shares of Company Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (iii) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval or (iv) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Laws or for the Company to comply with its obligations under Section 5.2(e) and Section 5.2(f); provided, however, that in the event that there are insufficient votes to obtain the Company Stockholder Approval at the Company Stockholders’ Meeting, the Company may postpone or adjourn the Company Stockholders’ Meeting up to two (2) times for up to thirty (30) days to the extent permitted by applicable Law. Unless this Agreement is earlier terminated pursuant to Article VII hereof, but subject to Section 5.2(d) hereof, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Stockholders’ Meeting pursuant to this Section 5.10(c) shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Takeover Proposal. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Laws.

(d) The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and NASDAQ. Unless this Agreement is earlier terminated pursuant to Article VII hereof, subject to the terms of Section 5.2 hereof, the Company shall include in the Proxy Statement the Company Board Recommendation.

Section 5.11 Financing.

(a) Subject to the terms and conditions of this Agreement, Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Documents (it being understood and agreed that, in the event that the Debt Financing becomes unavailable or could reasonably be expected to become unavailable as a result of the automatic expiration and termination thereof because the End Date is extended to a date later than May 24, 2017, Parent will use its reasonable best efforts to obtain Alternative Financing pursuant to Section 5.11(e) below).

(b) Parent will not, and will not permit any of its Affiliates to, consent to any amendment, restatement, replacement, supplement, termination, assignment or modification to be made to, or any waiver of any provision (including any condition) or remedy under, any Debt Financing Document (or any commitment in respect thereof) without the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned), solely to the extent such amendment, restatement, replacement, supplement, termination, assignment, modification or waiver would (i) reduce the aggregate principal amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fees, in each case if such changes would reduce the aggregate principal amount of the Debt Financing), (ii) impose new or additional conditions or any contingencies, or otherwise amend, restate, replace, supplement, terminate, assign, modify or expand any conditions, to the receipt of the Debt Financing or (iii) individually or in the aggregate with all other amendments, restatements, replacements, supplements, terminations, assignments, modifications or waivers, reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur at or prior to the Effective Time, or (C) adversely impact the ability of each of Parent, Holdings, Merger Sub or Merger Sub LLC to enforce its rights against the other parties to the Debt Financing Documents or the definitive agreements with respect thereto or delay, prevent or adversely impact the ability of each of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions; provided, however, that Parent, Holdings, Merger Sub and Merger Sub LLC may (i) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents, syndication agents, documentation agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement in accordance with the provisions of the Debt Commitment Letter, (ii) amend or otherwise modify the Debt Commitment Letter to implement any flex provisions applicable thereto or (iii) otherwise amend, modify or replace, or agree to any waivers in respect of, the Debt Commitment Letter so long as, with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. In the event of such amendment, restatement, replacement, supplement, assignment, modification or waiver of any Debt Financing Document as permitted by the immediately preceding sentence, the financing under such amended, modified, restated, replaced, supplemented, assigned or waived Debt Financing Document will be deemed to be “Debt Financing” as such term is used in this Agreement.

(c) Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (I) maintain in effect each Debt Financing Document (including any definitive agreements entered into in connection therewith (such definitive agreements, collectively with the Debt Financing Documents, the “Financing Agreements”)) until the earlier of (x) the date that this Agreement is terminated in accordance with the terms hereof and (y) the date that the Debt Financing is funded in full, (II) satisfy on a timely basis (but in any event prior to or contemporaneously with the Closing) all terms, covenants and conditions in the Financing Agreements applicable to Holdings, Merger Sub, Merger Sub LLC and their respective Affiliates and Representatives (and that are within their control) to obtaining the Debt Financing, (III) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions contained in the Debt Financing Documents (as modified, to the extent exercised by the applicable Financing Sources, by the flex provisions applicable thereto solely to the extent required pursuant to the applicable Debt Fee Letter as in effect on the date of this Agreement) or on other terms permitted under Section 5.11(b) and that are not materially less beneficial to Holdings than those included in the Debt Financing Documents as in effect on the date hereof (including with respect to the conditionality thereof), and (IV) if the Marketing Period has ended, and if all of the conditions to Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s obligations under Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied on the Closing Date) have been satisfied or, with respect to Section 6.2 only, waived, consummate the Debt Financing at or prior to the Closing (including by taking enforcement actions against the Financing Sources, which may include specific performance against such Financing Sources).

(d) Parent will keep the Company reasonably informed on a current basis of the status of Holdings’, Merger Sub’s and Merger Sub LLC’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Debt Financing. Parent will promptly provide to the Company copies of all documents related to the Debt Financing including any amendment, restatement, replacement, supplement, termination, assignment, modification or waiver thereto. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (i) of any breach, default, repudiation, cancellation, amendment, restatement, replacement, supplement, termination, assignment, modification or waiver (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to the same) by any party to any Financing Agreement of which Parent becomes aware or any termination of any Debt Financing Agreement or (ii) if for any reason Parent believes in good faith that there is a possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Financing Agreements.

(e) If all or any portion of the Debt Financing becomes unavailable or could reasonably be expected to become unavailable on the terms and conditions and from the sources contemplated by the applicable Financing Agreements (giving effect to the flex provisions applicable thereto), including as a result of the automatic expiration and termination thereof because the End Date is extended to a date later than May 24, 2017, (i) Parent will promptly notify the Company and (ii) Parent will use its reasonable best efforts to obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the Transactions (it being understood that the terms of Section 5.11(b) will apply to such alternative financing, and, subject to Section 5.11(j), Parent shall have no obligation (except in the case of the automatic expiration and termination of any Financing Agreement because the End Date is extended to a date later than May 24, 2017) to accept any terms or conditions that are materially less favorable, taken as a whole, to Holdings, Merger Sub, Merger Sub LLC and the Company than the terms and conditions set forth in the applicable Financing Agreements immediately prior to giving effect to the terms of such alternative financing) (“Alternative Financing”) as promptly as practicable following the occurrence of such event. In such event, as applicable: (1) the term “Debt Financing” as used in this Agreement will be deemed to include any such Alternative Financing, (2) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such Alternative Financing and (3) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing.

(f) From and after the date of this Agreement until the earlier of the Closing and the date that this Agreement is terminated in accordance with its terms, the Company will provide to Parent, and will cause the Company Subsidiaries, and will use reasonable best efforts to cause its Representatives, to provide to Parent, at Parent’s sole cost and expense, such reasonable cooperation reasonably requested by Parent that is customary and necessary pursuant to the terms of the Debt Financing Documents (as in effect on the date hereof) in connection with arranging, obtaining and syndicating the Debt Financing and causing the conditions in the Debt Commitment Letter and the Financing Agreements to be satisfied, including using reasonable best efforts in (i) assisting with the preparation of syndication documents and materials, including bank information memoranda and private placement memoranda, prospectuses, offering memoranda, lender and investor presentations, rating agency materials and presentations, and other customary marketing materials in connection with the Debt Financing (all such documents and materials, collectively, the “Syndication Documents”), (ii) preparing and furnishing to Parent and the Financing Sources as promptly as reasonably practicable with all Required Information to the extent it is available to the Company, (iii) upon reasonable advance written notice at mutually agreeable times and locations, to cause the Company’s management team, with appropriate seniority and expertise, to participate in (including the preparation for) a reasonable number of meetings, conference calls, presentations, road shows, due diligence sessions, and sessions with ratings agencies necessary in connection with the Debt Financing, including direct contact between such senior management of the Company and Parent’s Financing Sources and potential lenders in the Debt Financing, (iv) assisting in the preparation of schedules to collateral agreements, (v) subject to any contractual agreement in effect, facilitating the pledging of collateral for the Debt Financing, including, upon reasonable advance written notice at mutually agreeable times and, if applicable, locations, taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Company’s and the Company Subsidiaries’ real property and personal property that would constitute collateral under the Debt Financing Documents, solely for the purpose of establishing pledges over such assets to secure the obligations under the Debt Financing Documents, in each case which shall not be required to be delivered or effective until at or promptly following the Effective Time, (vi) subject to any contractual agreement in effect, solely with respect to the Company Credit Agreements, obtaining customary payoff letters, lien releases, and instruments of termination or discharge, as applicable, in each case which shall provide that, if sufficient funds are received by the financing sources thereof in order to pay off in full all obligations in connection therewith or secured thereby, such release, termination and/or discharge shall be effective, (vii) preparing and delivering to Parent any supplements to the above information such that it will not contain (after giving effect to all supplements thereto) any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements were or are made, not materially misleading, to the extent required pursuant to the Debt Commitment Letter, (viii) furnishing Parent and its Financing Sources as promptly as reasonably practical with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date and (ix) providing reasonable assistance with arrangements for (1) satisfying the requirements in the Company’s Indenture dated as of April 18, 2011 (as amended and supplemented to date, the “Company Indenture”), pursuant to which the Company issued its 8-1/4% Senior Notes due 2019 issued thereunder (the “Company Senior Notes”), to enable the First-Step Merger to be consummated, and (2) satisfying and discharging the Company Indenture pursuant to Section 9.01(a) thereof (the “Satisfaction and Discharge Transaction”), which Satisfaction and Discharge Transaction shall not be required to occur prior to consummation of the First-Step Merger, the Company, its Affiliates and their respective Representatives shall have no funding obligation in connection therewith, and it being understood that Parent’s counsel shall provide all legal opinions required in connection with the Satisfaction and Discharge Transaction or otherwise to the extent required after the Closing Date. In connection with the foregoing, the Company will file with the SEC all Company SEC Documents for the annual and quarterly fiscal periods ending on and after October 31, 2015 not later than (i) 90 days following the end of the Company’s fiscal year, in the case of annual reports on Form 10-K (or such later date as may be extended under the Exchange Act) and (ii) 45 days following the end of each fiscal quarter of the Company, in the case of quarterly reports on Form 10-Q (or such later date as may be extended under the Exchange Act).

(g) The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ logos in connection with the Debt Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. The Company will, upon the reasonable written request of Parent, use its reasonable best efforts to periodically update any Required Information (to the extent it is available) to be included in any Syndication Document to be used in connection with such Debt Financing so that Parent may ensure that any such Required Information is Compliant.

(h) Notwithstanding the requirements of Section 5.11(f), (i) solely Parent shall be responsible for provision of any pro forma financial information, including cost savings, synergies, capitalization, ownership or other pro forma adjustments (provided, that for the avoidance of doubt, solely to the extent such financial information is available without unreasonable effort and expense and does not include separate financial statements for any of the Company Subsidiaries, the Company shall provide Parent with financial and other information relating to the Company and the Company Subsidiaries reasonably requested by Parent to allow Parent to prepare such pro forma financial information) and any financial projections of the Company, (ii) neither the Company nor any of the Company Subsidiaries or their respective Representatives shall be required to enter into or approve (or commit to enter into or approve) any certificate, document, agreement, instrument or Financing Agreement, in each case which will be effective prior to the Effective Time, provided, however, that nothing in this Section 5.11(h)(ii) shall limit the covenants of the Company to cooperate with Parent in connection with the Satisfaction and Discharge Transaction, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or their respective Affiliates, (iv) none of the Company or any of the Company Subsidiaries or their respective Affiliates will be required to pay or commit to pay any commitment or other fee or incur any other liability (including any guarantee, indemnity or pledge) in connection with the Debt Financing or the Syndication Documents prior to the Effective Time, except that the Company shall be required to pay any and all fees, costs and expenses in connection with obtaining any required approvals under the Company Credit Agreements permitting the termination thereof on the Closing Date, prepayment in full of all obligations then outstanding thereunder and the release of all Liens on properties and assets of the Company and the Company’s Subsidiaries securing such obligations, (v) nothing herein shall require cooperation or assistance from a Representative of the Company or any of its Affiliates to the extent such Representative or Affiliate is reasonably likely to incur any personal liability by providing such cooperation or assistance, and no such Representative or Affiliate shall be required to adopt or execute any agreement, document, Financing Agreement or other instrument, in each case in connection with the Debt Financing, or adopt any resolutions or consents approving or authorizing the same or any actions in connection therewith, in each case to the extent the same would be effective prior to the Effective Time, (vi) nothing herein will involve any binding commitment by the Company, any of its Affiliates or any of their respective Representatives which commitment is not conditioned on the Closing and does not terminate without liability to the Company, its Affiliates and their respective Representatives upon the termination of this Agreement, and (vii) nothing herein will require the Company, any of its Affiliates or any of their respective Representatives to provide any information or take any action, the disclosure or taking of which would violate applicable Law, any fiduciary duty, any Contract or obligation of confidentiality owing to a third-party, or jeopardize the protection of the attorney-client privilege (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents on the basis of any such Law, duty, Contract, obligation or privilege, shall withhold only that portion of such information that is reasonably necessary to be withheld to not violate applicable Law, duty, Contract or obligation and to preserve attorney-client privilege, and thereafter the Company shall use its reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such Law, duty, Contract or obligation or waive attorney-client privilege).

(i) Parent will, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Company, any of the Company Subsidiaries or any of their respective Representatives or Affiliates in connection with the Debt Financing, including in connection with the cooperation of the Company, the Company Subsidiaries and any of their respective Representatives and Affiliates contemplated by Section 5.11(f), on the earlier of the Effective Time or termination of this Agreement in accordance with Article VII (Termination). Parent will indemnify, defend and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs and expenses suffered or incurred by any of them in connection with the Debt Financing (including any action taken in accordance with this Section 5.11) and costs and expenses incurred in defending against the foregoing, and any information used in connection therewith, except (i) to the extent such losses, damages, claims, costs or expenses arise from the fraud or willful and material breach of this Agreement by the Company, its Affiliates or their respective Representatives as finally determined by a court of competent jurisdiction and (ii) with respect to any information relating to the Company provided in writing to Parent by the Company or any of the Company Subsidiaries.

(j) Parent, Holdings, Merger Sub and Merger Sub LLC acknowledge and agree that the obtaining of Debt Financing, or any Alternative Financing, is not a condition to Closing.

(k) All non-public or other confidential information regarding the Company or its Affiliates obtained by Parent, its Affiliates, their Financing Sources or their respective Representatives, in each case pursuant to this Section 5.11 shall be kept confidential in accordance with the Company Confidentiality Agreement; provided that such information may be shared (i) on a non-public basis with prospective lenders and investors during syndication of the Debt Financing and participants in the Debt Financing, in each case that enter into confidentiality arrangements customary for financing transactions of the same type as the Debt Financing, and (ii) on a confidential basis with rating agencies.

Section 5.12 Actions with Respect to Existing Debt.

Prior to the Closing Date, the Company shall obtain all necessary approvals to terminate the applicable Company Credit Agreements, to the extent such approvals are required under the terms of the applicable Company Credit Agreements. At the Closing Parent shall make available, and pay to, the Company for payment to the lenders under the Company Credit Agreements the full outstanding amount due under the Company Credit Agreements, together with any accrued interest and cash collateral thereon and all fees and other obligations of the Company in connection with the Company Credit Agreements (including any prepayment premiums, penalties, breakage costs, termination payments and similar obligations) (collectively, the “Loan Payoff Amount”). Subject to Parent’s compliance with the previous sentence, upon receipt of the Loan Payoff Amount, the Company shall pay the Loan Payoff Amount to the applicable lenders (or to the administrative agent for the account of the applicable lenders) under the Company Credit Agreements.

Section 5.13 Successors and Assigns. Following the Second-Step Effective Time, in the event that Parent, Holdings, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties or assets to any other Person, then, and in each such case, Parent, Holdings and the Surviving Company shall make proper provision so that the successors and assigns of Parent, Holdings and the Surviving Company shall assume all of the obligations thereof set forth in this Agreement.

Section 5.14 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult and cooperate with each other as to the timing and contents, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Laws (including regulatory announcements and filings), court process or any applicable national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the Company will no longer be required to consult with Parent in connection with any such press release or public announcement or statement if the Company Board has effected a Company Adverse Recommendation Change or in connection with any press release or public announcement or statement contemplated by Section 5.2(g); provided, further, that, for the avoidance of doubt, the foregoing shall not limit the ability of any party hereto to make internal announcements to their respective employees and other stockholders that are consistent in all material respects with the prior public disclosures regarding the Transactions. Nothing in this Agreement shall restrict or prohibit (x) Parent, Holdings, Merger Sub, Merger Sub LLC and their respective Subsidiaries, Affiliates and Representatives from communicating with each other relating to this Agreement, the agreements contemplated hereby and the Transactions and (y) the Company, Parent, Holdings, Merger Sub LLC, Merger Sub and their respective Subsidiaries, Affiliates and Representatives from making any disclosure to a Governmental Authority in connection with the enforcement of any right or remedy relating to this Agreement, the other agreements contemplated hereby and the Transactions.

Section 5.15 Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of: (i) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Integrated Mergers or the Transactions; (ii) any written notice or other communication from any Governmental Authority or national securities exchange in connection with the Integrated Mergers or the other Transactions or (iii) the occurrence of any change or event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Integrated Mergers or the Transactions or (B) result in the failure of any condition to the Integrated Mergers set forth in Article VI to be satisfied; provided that the delivery of any notice pursuant to this Section 5.15 shall not (1) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party hereunder or (2) update any section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, and provided, further, that the failure to comply with this Section 5.15 shall not constitute a breach or noncompliance of a covenant by such party for determining the satisfaction of the conditions set forth in Section 6.2 or Section 6.3.

Section 5.16 Stock Exchange De-Listing. Prior to the Effective Time, each of Parent and the Company shall take such actions reasonably required to cause the Shares to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 5.17 Stock Exchange Listing. Unless an Alternative Funding Election has been made and the Closing occurs during the Alternative Funding Election Period, prior to the Effective Time, Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued as Stock Consideration to be approved for listing on the NYSE, subject to official notice of issuance.

Section 5.18 Tax-Free Reorganization. Unless an Alternative Funding Election has been made and the Closing occurs during the Alternative Funding Election Period, officers of Parent, Holdings, Merger Sub, Merger Sub LLC and the Company shall execute and deliver to Bryan Cave LLP and to Skadden, Arps, Slate, Meagher & Flom LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including the effective date of the Proxy Statement and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the U.S. federal income tax treatment of the Integrated Mergers.

Section 5.19 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the first (1st) anniversary of the Closing Date, Parent shall, or shall cause the Surviving Company to, provide each continuing employee of the Company and the Company Subsidiaries, who continues to be employed by the Surviving Company (or an Affiliate thereof) following the Effective Time, with (i) an annual base salary or wage rate, short-term incentive opportunities, and employee benefits (other than severance benefits) that are substantially comparable, in the aggregate, to the annual base salary or wage rate, short-term incentive opportunities, and employee benefits, in the aggregate, provided to similarly situated employees of Parent and the Parent Subsidiaries immediately prior to the Effective Time and (ii) severance benefits that are no less favorable than the severance benefits provided to such employees as in effect immediately prior to the Effective Time.

(b) For purposes of eligibility, vesting and entitlement to benefits, including the determination of the level of vacation and severance pay benefits under the benefit and compensation plans, programs, agreements and arrangements of Parent, Holdings, the Surviving Company or any of their respective Subsidiaries in which employees are eligible to participate following the Effective Time (the “Parent Plans”), Parent, Holdings and the Surviving Company shall credit each employee with his or her years of service with the Company, the Company Subsidiaries and any predecessor entities, to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar plan and to the extent legally permitted, except where such crediting would result in duplication of benefits and for purposes of benefit accrual under any defined benefit pension plan.

(c) Subject to any required consent by any insurer (including, if applicable, a stop-loss insurer of a self-funded plan), which consent Parent shall use its commercially reasonable efforts to obtain, Parent shall and shall cause the Surviving Company to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the continuing employees under any health and welfare plans in which such employees are eligible to participate at or after the Effective Time to the extent that such limitations were waived under the applicable Company Plan or Non-U.S. Company Plan and (ii) provide each continuing employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such employee is eligible to participate on or after the Effective Time.

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 5.19 with respect to employees of the Company and the Company Subsidiaries are included for the sole benefit of the respective parties and shall not create any right (i) in any other Person, including any employee, former employee or any participant or any beneficiary thereof in any Company Plan, Non-U.S. Company Plan or Parent Plan, except for the rights of holders of Options, Restricted Stock or Performance Units pursuant to Section 2.3 of this Agreement, or (ii) to continued employment with the Company, any of the Company Subsidiaries, Parent, Holdings, the Surviving Company or any Affiliate of Parent. Nothing contained in this Section 5.19 is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of the Company, any of the Company Subsidiaries, Parent, Holdings, the Surviving Company or any Affiliate of Parent nor shall it interfere with any such Person’s right to amend, modify or terminate any plan (subject to the foregoing provisions of this Section 5.19) or to terminate the employment of any employee of the Company or the Company Subsidiaries for any reason.

Section 5.20 Obligations of Holdings, Merger Sub and Merger Sub LLC. Parent shall take all action necessary to cause each of Holdings, Merger Sub, Merger Sub LLC, the First-Step Surviving Company and the Surviving Company to perform their respective obligations under this Agreement and to cause Holdings, Merger Sub and Merger Sub LLC to consummate the Transactions, upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Integrated Mergers. The respective obligations of each party hereto to effect the Integrated Mergers shall be subject to the satisfaction (or waiver, if permissible under applicable Law by each party in writing) at or prior to the Effective Time of the following conditions:

(a) No Injunctions or Restraints. (i) No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Integrated Mergers or making the consummation of the Integrated Mergers illegal, and (ii) no Governmental Authority shall have instituted any legal proceeding (which remains pending) before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the Integrated Mergers and the other transactions contemplated by this Agreement.

(b) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(c) Regulatory Approval. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act and any other applicable Antitrust Laws shall have been terminated or shall have expired.

(d) Registration Statement. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the Form S-4 shall have been declared effective by the SEC in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings to that effect shall have been commenced or threatened by the SEC.

(e) Listing. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the shares of Parent Common Stock to be issued in the Integrated Mergers shall have been approved for listing on the NYSE, subject only to official notice of issuance.

Section 6.2 Additional Conditions to the Obligations of Parent, Holdings, Merger Sub LLC and Merger Sub to Effect the Integrated Mergers. The respective obligations of Parent, Holdings, Merger Sub LLC and Merger Sub to consummate the Integrated Mergers are subject to the satisfaction (or waiver, if permissible under applicable Law by Parent, Holdings, Merger Sub and Merger Sub LLC in writing) at or prior to the Effective Time of the following conditions:

(a) Accuracy of Representations.

(i) Each of the representations and warranties of the Company set forth in this Agreement, other than the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), the first three sentences of Section 3.2(a) (Capitalization), Section 3.3 (Authority; Noncontravention), Section 3.16 (Anti-Takeover Provisions) and Section 3.22 (Brokers and Other Advisors), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not result in a Company Material Adverse Effect.

(ii) Each of the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.3 (Authority; Noncontravention), Section 3.16 (Anti-Takeover Provisions) and Section 3.22 (Brokers and Other Advisors), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date).

(iii) The representations and warranties of the Company set forth in the first three sentences of Section 3.2(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly speak as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except that any inaccuracies in such representations and warranties that are in the aggregate de minimis in nature will be disregarded.

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would result in a Company Material Adverse Effect.

(d) Tax Opinion. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, Parent shall have received the written opinion of Bryan Cave LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Bryan Cave LLP may rely upon the certificates, representations and covenants referred to in Section 5.18.

Section 6.3 Additional Conditions to the Obligations of the Company to Effect the Integrated Mergers. The obligations of the Company to consummate the Integrated Mergers is subject to the satisfaction (or waiver, if permissible under applicable Law, by the Company in writing) at or prior to the Effective Time of the following conditions:

(a) Accuracy of Representations.

(i) Each of the representations and warranties of the Parent, Holdings, Merger Sub and Merger Sub LLC set forth in this Agreement, other than the representations and warranties of the Parent, Holdings, Merger Sub and Merger Sub LLC set forth in Section 4.1 (Organization, Standing and Corporate Power; Capitalization), Section 4.2 (Authority; Noncontravention), Section 4.4 (Brokers and Other Advisors), Section 4.5 (Ownership of Holdings, Merger Sub and Merger Sub LLC), and Section 4.7 (Share Ownership), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not result in a Company Material Adverse Effect.

(ii) Each of the representations and warranties of Parent, Holdings, Merger Sub and Merger Sub LLC set forth in Section 4.1 (Organization, Standing and Corporate Power; Capitalization), Section 4.2 (Authority; Noncontravention), Section 4.4 (Brokers and Other Advisors), Section 4.5 (Ownership of Holdings, Merger Sub and Merger Sub LLC), and Section 4.7 (Share Ownership), except for Section 4.1(d) (Capitalization), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(iii) The representations and warranties of Parent, Holdings, Merger Sub and Merger Sub LLC set forth in Section 4.1(d) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly speak as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except that any inaccuracies in such representations and warranties that are in the aggregate de minimis in nature will be disregarded.

(b) Performance of Covenants. Each of Parent, Holdings, Merger Sub and Merger Sub LLC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would result in a Parent Material Adverse Effect.

(d) Tax Opinion. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the Company shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may rely upon the certificates, representations and covenants referred to in Section 5.18.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Integrated Mergers or terminating this Agreement and abandoning the Integrated Mergers, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and material breach of any material provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything in this Agreement to the contrary, whether before or after the Company Stockholder Approval has been obtained (except as noted below), this Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent upon written notice to the other party:

(i) if the Effective Time shall not have occurred on or before February 24, 2017; provided, however, that if on February 24, 2017, the condition to Closing set forth in Section 6.1(c) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at Closing, shall be capable of being satisfied on February 24, 2017) or waived by all parties entitled to the benefit of such conditions, then, at the election of either Parent or the Company, such date may be extended to August 24, 2017 (the “End Date Extension”) if such party provides written notice to the other party on or prior to February 24, 2017 (February 24, 2017, as such date may be extended by the End Date Extension, the “End Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to (A) a party if the failure of the Integrated Mergers to have been consummated on or before the End Date was primarily due to the failure of such party to perform any representation, warranty, covenant or other agreement of such party set forth in this Agreement (B) Parent, if Parent has made an Alternative Funding Election pursuant to Section 2.1(e);

(ii) if any Restraint having the effect set forth in Section 6.1(a) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if a meeting of the Company stockholders is duly convened (or at any adjournment or postponement thereof) and the Company Stockholder Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Stockholders’ Meeting; or

(c) by Parent at any time prior to the Effective Time, upon written notice to the Company:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 6.2(a) and Section 6.2(b), and (B) by its nature, cannot be cured by the Company by the End Date or, if such breach or failure is capable of being cured by the End Date, the Company shall not have cured such breach or failure within thirty (30) calendar days following receipt of written notice from Parent describing such breach or failure in reasonable detail; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b); or

(ii) at any time prior to the receipt of the Company Stockholder Approval contemplated by Section 6.1(b), in the event of a Company Adverse Recommendation Change; or

(d) by the Company at any time prior to the Effective Time (except as noted below), upon written notice to Parent:

(i) if Parent, Holdings, Merger Sub or Merger Sub LLC shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (excluding, for purposes of this Section 7.1(d)(i), its obligations to consummate the Integrated Mergers in accordance with Section 1.2), which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) by its nature, cannot be cured by Parent, Holdings, Merger Sub LLC or Merger Sub by the End Date or, if such breach or failure is capable of being cured by the End Date, Parent shall not have cured such breach or failure within thirty (30) calendar days following receipt of written notice from the Company describing such breach or failure in reasonable detail; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b); or

(ii) at any time prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, in accordance with Section 5.2; provided that the Company substantially concurrently with such termination pays or causes to be paid the Termination Fee contemplated in Section 7.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into any transaction that is a Superior Proposal pursuant to Section 5.2 simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(ii).

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect and all rights and obligations of any party hereto shall cease (other than the penultimate sentence in Section 5.4, Section 5.11(h), Section 5.11(i), this Section 7.2, Section 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Holdings, Merger Sub LLC, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder;

provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein), none of Parent, Holdings, Merger Sub LLC, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of any breach of this Agreement that occurs prior to termination of this Agreement in accordance with Section 7.1; provided, further, that no such termination shall relieve any party hereto of any liability or damages arising out of or resulting of, fraud or any willful and material breach of any covenant or agreement or willful and material breach of any representation or warranty in this Agreement occurring prior to termination, in which case the aggrieved party shall not be limited to expense reimbursement or any fee payable pursuant to Section 7.3, and shall be entitled to all rights and remedies available at law or in equity. The Confidentiality Agreements shall survive in accordance with their terms following the termination of this Agreement.

Section 7.3 Termination Fee.

(a) Expense Reimbursement

(i) In the event that this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.1(b)(iii) or (ii) by Parent pursuant to Section 7.1(c)(i) as a result of fraud or willful and material breach of any covenant, agreement, representation or warranty of this Agreement by the Company, then in the case of either clause (i) or (ii), the Company shall pay to or as directed by Parent all of the Expenses of Parent in an amount not to exceed $5,000,000, in the aggregate (the “Parent Expenses”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrent with the termination of this Agreement.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) as a result of fraud or willful and material breach of any covenant, agreement, representation or warranty of this Agreement by Parent, Parent shall pay to or as directed by the Company all of the Expenses of the Company in an amount not to exceed $5,000,000, in the aggregate (the “Company Expenses”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, prior to or substantially concurrent with the termination of this Agreement.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall promptly pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrently with the termination of this Agreement.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within five (5) Business Days of such termination.

(d) In the event that this Agreement is terminated (i) (A) by Parent or the Company pursuant to Section 7.1(b)(i) or (B) by the Company or Parent pursuant to Section 7.1(b)(iii), (ii) following the execution and delivery of this Agreement and prior to such termination, a Takeover Proposal shall have been publicly disclosed after the date hereof and not publicly withdrawn within fifteen (15) days prior to the date of such termination, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company consummates the transactions contemplated by such Takeover Proposal (provided that for purposes of clause (iii) of this Section 7.3(d), the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”), then the Company shall pay, or cause to be paid to or as directed by Parent, the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, on the date of consummation of such transaction.

(e) Notwithstanding anything in this Agreement, Parent acknowledges and agrees on behalf of itself, its Affiliates and Parent’ stockholders, that in the event that Parent receives full payment of the Termination Fee pursuant to this Section 7.3, (i) the receipt of the Termination Fee shall constitute the sole and exclusive remedy of Parent, its Affiliates and Parent’s stockholders and shall be compensation and deemed to be liquidated damages (A) for any and all losses or damages suffered or incurred by Parent, its Affiliates or Parent’s stockholders, as applicable, in connection with this Agreement, the Confidentiality Agreements (and the termination of any of the foregoing), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination (or for any breach or failure to perform hereunder or otherwise (except in the case of fraud or a willful and material breach)) and (B) to avoid the difficulty of determining damages under the circumstances, (ii) the Company and any of the Company Subsidiaries and its Affiliates or any of the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents, direct or indirect equityholders or Representatives or assignees of any of the foregoing (collectively, the “Company Related Parties”) shall not have any further liability, whether pursuant to a claim in contract or tort, at law or in equity or otherwise, to Parent, Holdings, Merger Sub, Merger Sub LLC, any of their respective Affiliates or Parent’s stockholders under this Agreement, the Confidentiality Agreements (and the termination of any of the foregoing), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination (except in the case of fraud or a willful and material breach), and (iii) Parent shall not be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Termination Fee) or the Confidentiality Agreements, any of the Transactions or any matters forming the basis for such termination (except in the case of fraud or a willful and material breach). Each of the parties hereto acknowledges that, subject to Section 7.2, payment of the Termination Fee and the Parent Expenses are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent, as the case may be, in the circumstances in which payment of such Termination Fee or the Parent Expenses is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(f) For purposes of this Agreement, “Termination Fee” shall mean an amount equal to $20,000,000.

(g) Notwithstanding the foregoing, in no event shall the Company be required to pay the Termination Fee, referred to in this Section 7.3 (i) on more than one occasion or (ii) if, at the time this Agreement is terminated by (x) Parent, this Agreement could have been terminated by the Company pursuant to Section 7.1(b)(ii) or Section 7.1(d)(i), or (y) the Company, this Agreement could have been terminated by Parent pursuant to Section 7.1(b)(ii) or Section 7.1(c)(i).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except for any covenants, or agreements that by their terms contemplate performance in whole or in part after the Effective Time or otherwise expressly by their terms survive termination of this Agreement. The Confidentiality Agreements shall (a) survive termination of this Agreement in accordance with their terms and (b) terminate as of the Effective Time.

Section 8.2 Fees and Expenses. Except as provided in Section 5.11(i) and Section 7.3, whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, subject to Section 5.6, this Agreement may be amended or supplemented in any and all respects, but only by written agreement of the parties hereto executed by duly authorized officers of the respective parties; provided, however, that after the Company Stockholder Approval has been obtained, if applicable, there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules and regulations of NASDAQ would require further approval by the stockholders of the Company without such approval. In the event that any party seeks an amendment to or waiver of, this Section 8.3 (Amendment or Supplement), Section 8.7 (Entire Agreement; Third-Party Beneficiaries), Section 8.8 (Governing Law; Jurisdiction), Section 8.10 (WAIVER OF JURY TRIAL) or Section 8.13 (Non-Recourse) that is adverse to the Financing Sources, the prior written consent of the Financing Sources shall be required before any such amendment or waiver may become effective.

Section 8.4 Waiver. At any time prior to the Effective Time, any party may, subject to applicable Laws and subject to the last sentence of Section 8.3, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, however, that after the Company Stockholder Approval has been obtained, if applicable, there shall be made no waiver that by Law (including the relevant rules and regulations of NASDAQ) requires further approval by the stockholders of the Company without the further approval of such stockholders. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Holdings, Merger Sub LLC or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Parent, Holdings, Merger Sub LLC or Merger Sub may assign any or all of their rights, interests and obligations under this Agreement to any Financing Source for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such Debt Financing or to any wholly owned Subsidiary of Parent (although no such assignment shall relieve Parent, Holdings, Merger Sub LLC and Merger Sub of their obligations to the other parties hereunder) without the consent of the Company. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts; Effectiveness. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, together with the other instruments referred to herein, including the Confidentiality Agreements (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof, (b) except (i) the rights of the holders of Company Common Stock, Options, Restricted Stock and Performance Units to receive the Merger Consideration pursuant to Article II and (ii) pursuant to the provisions of Section 5.6, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder and (c) each of Parent, Holdings, Merger Sub and Merger Sub LLC, on the one hand, and the Company, on the other hand, agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party or parties hereto, as applicable, in accordance with and subject to the terms of this Agreement. Notwithstanding anything in the foregoing to the contrary, each Financing Source is an express third-party beneficiary of Section 8.3 (Amendment or Supplement), Section 8.7 (Entire Agreement; Third-Party Beneficiaries), Section 8.8 (Governing Law; Jurisdiction), Section 8.10 (Waiver of Jury Trial) and Section 8.13 (Non-Recourse).

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement, the Transactions and the negotiation, execution performance and enforcement of this Agreement or the Transactions, including all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of Parent, Holdings, Merger Sub LLC, Merger Sub or the Company in the negotiation, administration, performance and enforcement of this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that notwithstanding anything to the contrary herein, any action or proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source arising out of, or relating to, the Transactions, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b) Each of the parties hereto hereby irrevocably (i) agrees that all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or directly, arising out of or relating to this Agreement, the Transactions and the negotiation, execution, performance and enforcement of this Agreement, or for recognition and enforcement of any judgment with respect of this Agreement or the Transactions and the rights and obligations arising hereunder brought by the other parties hereto or their respective successors or assigns, shall be brought, heard and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom with the State of Delaware, or, if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware, (ii) submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(d) Notwithstanding anything herein to the contrary, each party acknowledges and irrevocably agrees (i) that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source arising out of, or relating to, the Transactions, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring (or permit any of its Affiliates to bring or support anyone else in bringing) any such action or proceeding in any other court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Specific Enforcement. The parties agree that, subject to the provisions of this Section 8.9, immediate, extensive and irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed (including failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason any of Parent, Holdings, Merger Sub, Merger Sub LLC or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then, in addition to any other remedy that may be available to it, including monetary damages, the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing, obtaining, furnishing or posting of any bond, security or similar instrument in connection with or as a condition to obtaining any such injunctive or other equitable relief and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity except as may be limited by Section 7.3. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 8.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY OR OTHERWISE) BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY AGREEMENT CONTEMPLATED HEREBY, THE TRANSACTIONS AND THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED HEREBY, INCLUDING WITH RESPECT TO ANY PROCEEDING OR COUNTERCLAIM THAT INVOLVES THE FINANCING SOURCES.

Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) if delivered personally to the party to be notified or sent by overnight courier (providing proof of delivery) or (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.11 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.11, in each case to the parties at the following addresses:

If to Parent, Holdings, Merger Sub or Merger Sub LLC, to:

Berry Plastics Group, Inc.

101 Oakley Street

Evansville, IN 47710

Attention:    Jason K. Greene, Chief Legal Officer

(jasongreene@berryplastics.com)

Facsimile:    (812) 492-9391

with a copy (which shall not constitute notice) to:

Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, Georgia 30309-3488

Attention:    Louis C. Spelios (louis.spelios@bryancave.com)

Facsimile:    (404) 420-0796

If to the Company, to:

AEP Industries Inc.

95 Chestnut Ridge Road

Montvale, NJ 07645

Attention:    Paul Feeney (feeneyp@aepinc.com)

Facsimile:    (201) 807-6801

with a copy (which shall not constitute notice) to:

Honigman Miller Schwartz and Cohn LLP

660 Woodward Avenue

2290 First National Building

Detroit, MI 48226-3506

Attention:    Michael S. Ben (mben@honigman.com)

Facsimile:    (313) 465-7317

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036-6522

Attention:    Richard J. Grossman (richard.grossman@skadden.com)

Facsimile:    (917) 777-2116

or such other address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any party to this Agreement may notify, in accordance with the procedures set forth in this Section 8.11, any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced then such term or provision shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) or, in the case of the Company, any Company Related Party, shall have any liability (whether in contract, tort or any other theory of liability) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the Transactions; provided, however, that nothing in this

Section 8.13 shall limit any liability of the parties to this Agreement. Notwithstanding anything to the contrary herein, each party hereto agrees, on behalf of itself and its respective Affiliates, that none of the Financing Sources shall have any liability or obligation to the Company or its Affiliates relating to this Agreement or any of the Transactions (including the Debt Financing).

Section 8.14 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement (which need not prohibit the making of a Takeover Proposal); provided that such confidentiality agreement contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (other than that it need not prohibit the making of a Takeover Proposal), unless the Company offers to amend the Company Confidentiality Agreement to reflect such more favorable terms.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.

“Aggregate Merger Consideration” shall have the meaning set forth in Section 2.7(a).

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Financing” shall have the meaning set forth in Section 5.11(a).

“Alternative Funding Election” shall have the meaning set forth in Section 2.1(e).

“Alternative Funding Election Notice” shall have the meaning set forth in Section 2.1(e).

“Alternative Funding Election Period” shall have the meaning set forth in Section 2.1(e).

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approvals” shall have the meaning set forth in Section 5.3(a).

“Balance Sheet” shall have the meaning set forth in Section 3.7(a).

“Balance Sheet Date” shall have the meaning set forth in Section 3.7(a).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c)(vi).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Cancelled Shares” shall have the meaning set forth in Section 2.1(b).

“Cash Consideration” shall have the meaning set forth in Section 2.1(c)(i).

“Cash Conversion Number” shall have the meaning set forth in Section 2.5(a).

“Cash Election” shall have the meaning set forth in Section 2.1(c)(i).

“Cash Election Number” shall have the meaning set forth in Section 2.5(b)(i).

“Cash Election Shares” shall have the meaning set forth in Section 2.1(c)(i).

“Cash Portion” shall have the meaning set forth in Section 2.6(b).

“Certificate” shall have the meaning set forth in Section 2.1(c)(vi).

“Certificates of Merger” shall have the meaning set forth in Section 1.1(b).

“Claim” shall have the meaning set forth in Section 5.6(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in the Recitals.

“Company” shall have the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.2(c).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Board Recommendation” shall have the meaning set forth in Section 3.3(d).

“Company Board Recommendation Notice” shall have the meaning set forth in Section 5.2(e).

“Company Canadian Facilities” shall mean (i) that certain Commitment Letter, dated April 25, 2016, between the Bank of Nova Scotia, as bank, and AEP Canada Inc., as borrower, (ii) that certain Agreement re: Operating Credit Line, dated May 31, 2010, between the Bank of Nova Scotia, as the bank, and AEP Canada Inc., as customer, together with all schedules thereto, and (iii) that certain General Security Agreement, dated December 5, 2001, between the Bank of Nova Scotia, as the bank, and AEP Canada Inc., as customer, in the case of clauses (i) through (iii), as amended, restated, supplemented or otherwise modified to the date of this Agreement.

“Company Charter Documents” shall mean the certificate of incorporation and bylaws of the Company, in each case as amended, restated, supplemented or otherwise modified to the date of this Agreement.

“Company Common Stock” shall have the meaning set forth in Section 2.1.

“Company Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated May 17, 2016, by and between Parent and the Company (as it may be amended from time to time).

“Company Credit Agreements” shall mean (i) that certain Second Amended and Restated Loan and Security Agreement, dated February 22, 2012, by and among the Company, as borrower, the financial institutions party thereto, as lenders, Wells Fargo Bank, National Association, as Agent, and the other Persons from time to time party thereto, as amended, restated, supplemented or otherwise modified to the date of this Agreement, and (ii) the Company Canadian Facilities and (iii) the Company Mortgage Documents.

“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.

“Company Expenses” shall have the meaning set forth in Section 7.3(a).

“Company Financial Advisor” shall have the meaning set forth in Section 3.21.

“Company Financial Information” means, with respect to the Company and its Subsidiaries: (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the three most recent fiscal years ended at least ninety (90) days prior to the Closing Date, prepared in accordance with GAAP, and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each subsequent fiscal quarter ended at least forty five (45) days before the Closing Date, prepared in accordance with GAAP, which financial statements shall, in all material respects, meet the requirements of Regulation S-X under the Securities Act, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to Form 10-K or Form 10-Q, as applicable.

“Company Indenture” shall have the meaning set forth in Section 5.11(f).

“Company IT Systems” means the Software, computer systems, servers, hardware, network equipment, databases, websites and other information technology systems that are used to process, store, maintain and operate data, information and functions used by the Company or any of the Company Subsidiaries in connection with the business of the Company or any of the Company Subsidiaries and which are owned, leased or licensed by the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” shall mean any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other conditions, changes, events, occurrences, developments, circumstances or effects, has had or is reasonably likely to have (a) a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole; other than: (i) any condition, change, event, occurrence, development, circumstance or effect in any of the principal industries, geographies or markets in which the Company or the Company Subsidiaries operates; (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of the Company Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) any action taken pursuant to the express terms of this Agreement or with the consent or at the direction of Parent, Holdings, Merger Sub LLC or Merger Sub; (vi) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); (vii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, officers and employees and including by reason of the identity of Parent or any communication by Parent or Parent Subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any Company Subsidiaries; (viii) any proceeding brought or threatened by stockholders of the Company or stockholders of Parent (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to (A) this Agreement or violations of securities Laws in connection with the Proxy Statement and each other document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s stockholders in connection with the Transactions or (B) otherwise arising out of or relating to this Agreement and the Transactions; (ix) any action taken pursuant to the terms of this Agreement or with the consent or at the direction of Parent, Holdings, Merger Sub LLC or Merger Sub (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent pursuant to Section 5.1(a)) and (x) any failure by the Company or the Company Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of the Company Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), to the extent, in each of clauses (i) through (iv), that such condition, change, event, occurrence, development, circumstance or effect does not affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the business and industries in which the Company and the Company Subsidiaries operate and conduct business; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Transactions.

“Company Material Contract” shall have the meaning set forth in Section 3.18(a)(xvi).

“Company Mortgage Documents” shall mean (i) that certain Mortgage Loan Note (Floating Rate), dated as of July 25, 2012, in an aggregate original principal amount of $3,360,000.00, made by the Company in favor of TD Bank, N.A., (ii) that certain Mortgage and Security Agreement, dated as of July 25, 2012, by the Company, as mortgagor, in favor of TD Bank, N.A., as mortgagee, (iii) that certain ISDA Master Agreement, dated as of July 25, 2012, between TD Bank, N.A. and the Company, and (iv) that certain Swap Transaction Confirmation (Reference # 883103T), dated July 27, 2012, between TD Bank, N.A. and the Company, in the case of clauses (i) through (iv), as amended, restated, supplemented or otherwise modified to the date of this Agreement.

“Company Pension Plan” shall have the meaning set forth in Section 3.12(c).

“Company Permits” shall have the meaning set forth in Section 3.10(a).

“Company Plans” shall mean (a) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of the Company Subsidiaries, or any ERISA Affiliate, sponsors, maintains, participates in, is a party or contributes to, or with respect to which the Company or any of the Company Subsidiaries could have any present or future, direct or indirect liability, whether contingent or otherwise and (b) each other employee benefit plan, program or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive, cash bonus or incentive compensation, retirement or deferred compensation, supplemental retirement, profit sharing, unemployment, severance, retention, employment, consulting, health or medical benefit, employee assistance, disability, post-employment or retirement benefit (including defined benefit pension, health or medical) plan, program, agreement or arrangement, for any current or former employee or director of, or other service provider to, the Company or any of the Company Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company, or any of the Company Subsidiaries sponsors, maintains, participates in, is a party or contributes to, or with respect to which the Company or any of the Company Subsidiaries has any present or future direct or indirect liability, whether contingent or otherwise, other than a Non-U.S. Company Plan.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Related Parties” shall have the meaning set forth in Section 7.3(e).

“Company SEC Documents” shall have the meaning set forth in Section 3.5.

“Company Senior Notes” shall have the meaning set forth in Section 5.11(f).

“Company Series A Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Software” shall have the meaning set forth in Section 3.15(d).

“Company Stock Plans” shall mean the Company’s 2013 Omnibus Incentive Plan and the Amended and Restated Company 2005 Stock Option Plan.

“Company Stockholder Advisory Vote” shall mean the Company shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of the vote.

“Company Stockholder Approval” shall have the meaning set forth in Section 3.3(b).

“Company Stockholders’ Meeting” shall have the meaning set forth in Section 5.10(c).

“Company Subsidiary” shall have the meaning set forth in Section 3.1(b).

“Company Tax Opinion Notice” shall have the meaning set forth in Section 2.1(e)(i).

“Company Transaction Litigation” shall have the meaning set forth in Section 5.7.

“Compliant” means, with respect to the Required Information, that such Required Information (other than financial projections, financial estimates, other forward-looking and/or projected information and information of a general economic or industry-specific nature) does not contain any untrue statement of a material fact regarding the Company and the Company Subsidiaries, or omit to state any material fact regarding the Company and the Company Subsidiaries necessary in order to make such Required Information in light of the circumstances under which they were made, not materially misleading (after giving effect to all supplements and updates therefor from time to time).

“Confidentiality Agreement” shall mean the Company Confidentiality Agreement and the Parent Confidentiality Agreement

“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement.

“Customary Commercial Agreement” shall have the meaning set forth in Section 3.11(g).

“Debt Commitment Letter” shall have the meaning set forth in Section 4.6(a).

“Debt Fee Letters” shall have the meaning set forth in Section 4.6(a).

“Debt Financing” shall have the meaning set forth in Section 4.6(a).

“Debt Financing Documents” shall have the meaning set forth in Section 4.6(a).

“DGCL” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 2.8.

“DLLCA” shall have the meaning set forth in the Recitals.

“Effective Time” shall have the meaning set forth in Section 1.1(a).

“Election” shall have the meaning set forth in Section 2.6(a).

“Election Deadline” shall have the meaning set forth in Section 2.6(f).

“Election Period” shall have the meaning set forth in Section 2.6(d).

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“End Date Extension” shall have the meaning set forth in Section 7.1(b)(i).

“Environmental Laws” shall mean all Laws relating to safety or health, pollution or protection of the environment or natural resources, including Laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials, as the foregoing are enacted and in effect on or prior to Closing.

“Equity Interest” shall mean any share, capital stock, partnership, member or similar interest in any Person and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Ratio” shall have the meaning set forth in Section 2.1(c)(v)(1).

“Expenses” shall mean all documented out-of-pocket expenses and fees (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Integrated Mergers) incurred by or at the direction of the Company or Parent, Holdings, Merger Sub, Merger Sub LLC and/or their respective Subsidiaries, Affiliates and Representatives, as applicable, in connection with or related to the authorization, preparation, negotiation, execution, implementation and performance of this Agreement, the filing of any required notices under applicable regulations and all other matters related to the authorization, preparation, negotiation, implementation and performance of the Transactions.

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“Filed Company SEC Documents” shall have the meaning set forth in the Article III Preamble.

“Filed Parent SEC Documents” shall have the meaning set forth in the Article IV Preamble.

“Financing Agreements” shall have the meaning set forth in Section 5.11(c).

“Financing Source” shall mean, in its capacity as such, any agent, arranger, lender, purchaser, noteholder or other debt financing source providing a commitment to provide or arrange all or part of the Debt Financing pursuant to any Debt Commitment Document or any Financing Agreement (or any other commitment letter or definitive agreement in connection with any Alternative Financing), including any joinder agreements, indentures or credit agreements entered into pursuant thereto or related thereto, and their respective Affiliates, and such agent’s, arranger’s, lender’s, purchaser’s, noteholder’s or other debt financing source’s (and their respective Affiliates’) equityholders, members, employees, officers, directors, attorneys, agents, advisors or Representatives, and their respective successors and permitted assigns.

“First-Step Certificate of Merger” shall have the meaning set forth in Section 1.1(a).

“First-Step Merger” shall have the meaning set forth in the Recitals.

“First-Step Surviving Company” shall have the meaning set forth in the Recitals.

“Foreign Antitrust Laws” shall have the meaning set forth in Section 3.4.

“Form of Election” shall have the meaning set forth in Section 2.6(c).

“Form S-4” shall mean a registration statement on Form S-4 (or other applicable form) pursuant to which the offer and sale of shares of Parent Common Stock in the Integrated Mergers will be registered pursuant to the Securities Act and in which the Proxy Statement will be included (together with any amendments or supplements thereto).

“Fractional Share Consideration” shall have the meaning set forth in Section 2.9.

“Fraud and Bribery Laws” shall have the meaning set forth in Section 3.10(b).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any federal, state or local, domestic, foreign, provincial, or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.

“Hazardous Materials” shall mean any material, substances or waste that is regulated under any Environmental Law because of its hazardous or dangerous properties or characteristics.

“Holder” shall have the meaning set forth in Section 2.6.

“Holdings” shall have the meaning set forth in the Preamble.

“Holdings Board” shall have the meaning set forth in the Recitals.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP) or synthetic leases, (v) in respect of outstanding letters of credit and bankers’ acceptances, but only to the extent drawn or called prior to the Effective Time, (vi) for contracts or agreements relating to interest rate, currency rate or commodity protection, swap agreements, collar agreements and similar hedging agreements or (vii) guaranteeing any obligations of any other Person (other than the Company or any of the Company Subsidiaries) of the type described in the foregoing clauses (i) through (vi), and all obligations of the type referred to in clauses (i) through (vii) of the other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnitee” shall have the meaning set forth in Section 5.6(a).

“Indemnitees” shall have the meaning set forth in Section 5.6(a).

“Insurance Policies” shall have the meaning set forth in Section 3.19.

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“Intellectual Property” shall mean, all right, title and interest in any intellectual property, in any and all jurisdictions throughout the world, including all (i) patents, patent applications, and all extensions, divisions, continuations, continuations-in-part, reexaminations and reissues thereof, (ii) trademarks, trade names, service marks, logos, corporate names, internet domain names and any applications for registration, renewals and extensions of any of the foregoing, together with all goodwill associated with each of the foregoing, (iii) registered and unregistered copyrights, including copyrights in computer software, mask works and databases, (iv) trade secrets and other proprietary know-how, (v) all other intellectual property rights arising from or relating to Software or technology and (vi) rights to sue and recover for any past, present or future infringement, misappropriation or other violation of any of the foregoing.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.14 of the Company Disclosure Schedule after reasonable inquiry and (b) in the case of Parent, Holdings, Merger Sub LLC and Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.14 of the Parent Disclosure Schedule after reasonable inquiry.

“Laws” shall have the meaning set forth in Section 3.10(a).

“Lease Agreement” shall have the meaning set forth in Section 3.17(b).

“Leased Real Property” shall have the meaning set forth in Section 3.17(b).

“Lien” shall mean any pledge, lien, charge, mortgage, deed of trust, license, restriction, hypothecation, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, encumbrance, option to purchase or lease or otherwise acquire any interest and security interest of any kind or nature whatsoever.

“Loan Payoff Amount” shall have the meaning set forth in Section 5.12.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement throughout which and on the last day of which (a) Parent shall have received from the Company the Required Information and such Required Information is Compliant; provided that if the Company shall in good faith believe that it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (a) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that such Required Information is not Compliant and within five (5) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating which Required Information the Company has not delivered or which items of the Required Information are not Compliant), and (b) the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing (including the conditions set forth in Section 6.2(d) and Section 6.3(d)) or the failure of which to be satisfied is attributable to the breach by Parent, Holdings, Merger Sub or Merger Sub LLC of its representations, warranties, covenants and agreements contained in this Agreement), have, in each case, been satisfied or waived and to the Knowledge of the Company and the Knowledge of Parent nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided, however, that, notwithstanding the foregoing, (i) if the conditions described and required to be satisfied in the preceding clause (b) have been satisfied, other than the condition set forth in Section 6.1(b), the Marketing Period shall be deemed to have commenced beginning on the tenth (10th) Business Day prior to the scheduled date for the Company Stockholders’ Meeting (as such date may be postponed or adjourned pursuant to Section 5.10), subject to the Company Stockholder Approval being obtained on such date, and (ii) the Marketing Period shall end on the date the Debt Financing is consummated if such date is prior to the end of such fifteen (15) consecutive Business Day period; provided, further, that (w) the Marketing Period shall commence on or following September 6, 2016, (x) neither November 24, 2016, nor November 25, 2016, shall be considered a Business Day for the purposes of determining such consecutive Business Day period (it being understood that each such day shall be disregarded for purposes of calculating the consecutive Business Days constituting the Marketing Period), (w) if such fifteen (15) consecutive Business Day period has not ended prior to December 23, 2016, then it will not commence until January 3, 2017 and (z) once the Marketing Period has commenced, the delivery of additional annual or quarterly financial statements required to be delivered under the definition of Company Financial Information due to the passage of time shall not restart or delay the Marketing Period. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, (i) the Company’s independent auditor shall have withdrawn its audit opinion with respect to the Company’s financial statements, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by the independent auditor or another independent accounting firm reasonably acceptable to Parent; (ii) the Company indicates its intent to restate any financial statements or material financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required; (iii) any Required Information ceases to be Compliant at any time during the fifteen (15) consecutive Business Day period (it being understood that if at any time during the Marketing Period the Required Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced) or otherwise does not include the “Required Information” as defined or (iv) the Company shall have failed to file any report or other document required to be filed with the SEC by the date required under the Exchange Act (after taking into account any extension of time within which to file such report or document) containing any financial information that would be required to be contained therein, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such reports have been filed. Prior to the end of the Marketing Period, to the extent the Company obtains Knowledge that such Required Information is no longer Compliant, the Company will promptly notify Parent and use reasonable best efforts to supplement such Required Information so that the Required Information (upon taking into account such supplement) is Compliant.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c)(v)(3).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub Board” shall have the meaning set forth in the Recitals.

“Merger Sub LLC” shall have the meaning set forth in the Recitals.

“Merger Sub LLC Member” shall have the meaning set forth in the Recitals.

“NASDAQ” shall mean The NASDAQ Global Select Market.

“Non-Election Shares” shall have the meaning set forth in Section 2.1(c)(iii).

“Non-U.S. Company Plan” means all employee benefit plans which are similar to Company Plans but are maintained primarily for the benefit of employees whose services for the Company or any Company Subsidiary are exclusively or primarily performed outside of the United States.

“Notice Period” shall have the meaning set forth in Section 5.2(f).

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means any Software that is generally available to the public through retail stores or commercial distribution channels and licensed to the Company or the Company Subsidiaries pursuant to standard terms and conditions for an aggregate license fee of less than $100,000.

“Open Source Software” shall mean any software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), or (ii) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Option” shall mean an option that represents the right to acquire shares of Company Common Stock which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).

“Owned Real Property” shall have the meaning set forth in Section 3.17(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Balance Sheet Date” shall have the meaning set forth in Section 4.12(a).

“Parent Board” shall have the meaning set forth in the Recitals.

“Parent Common Stock” shall mean the common stock of Parent, par value $0.01 per share.

“Parent Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated July 21, 2016, by and between Parent and the Company (as it may be amended from time to time).

“Parent Customary Commercial Agreement” shall have the meaning set forth in Section 4.15(g).

“Parent Disclosure Schedule” shall have the meaning set forth in the Article IV Preamble.

“Parent Expenses” shall have the meaning set forth in Section 7.3(a).

“Parent MAE Notice” shall have the meaning set forth in Section 2.1(e)(i).

“Parent Material Adverse Effect” shall mean any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other conditions, changes, events, occurrences, developments, circumstances or effects, has had or is reasonably likely to have (a) a material adverse effect on the business, results of operations, or condition (financial or otherwise) of Parent and the Parent Subsidiaries taken as a whole; other than: (i) any condition, change, event, occurrence, development, circumstance or effect in any of the principal industries, geographies or markets in which Parent or the Parent Subsidiaries operate; (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Parent or the Parent Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) any action taken pursuant to the express terms of this Agreement or with the consent or at the direction of the Company; (vi) any change in the market price, or change in trading volume, of the capital stock of Parent (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect); (vii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, officers and employees and including by reason of the identity of the Company; (viii) any proceeding brought or threatened by stockholders of Parent or stockholders of the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to (A) this Agreement or violations of securities Laws in connection with the Form S-4 and each other document required to be filed by Parent with the SEC or required to be distributed or otherwise disseminated by Parent to Parent’s stockholders in connection with the Transactions or (B) otherwise arising out of or relating to this Agreement and the Transactions; (ix) any action taken pursuant to the terms of this Agreement or with the consent or at the direction of the Company (or any action not taken as a result of the failure of the Company to consent to any action requiring the Company’s consent pursuant to Section 5.1(b)) and (x) any failure by Parent or any of the Parent Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Parent or any Parent Subsidiary (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), to the extent, in each of clauses (i) through (iv), that such condition, change, event, occurrence, development, circumstance or effect does not affect Parent and the Parent Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the business and industries in which Parent and the Parent Subsidiaries operate and conduct business; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent of the Transactions.

“Parent Plans” shall have the meaning set forth in Section 5.19(b).

“Parent SEC Documents” shall have the meaning set forth in Section 4.10.

“Parent Subsidiary” shall mean a Subsidiary of Parent.

“Paying Agent” shall have the meaning set forth in Section 2.7(a).

“Paying Agent Agreement” shall have the meaning set forth in Section 2.7(a).

“Payment Election” shall have the meaning set forth in Section 2.3(c).

“Payment Fund” shall have the meaning set forth in Section 2.7(a).

“Per Share Cash Consideration” shall have the meaning set forth in Section 2.1(c)(v)(2).

“Performance Unit” shall mean a performance unit payable, upon the achievement of specified performance goals and vesting criteria, either in shares of Company Common Stock or cash in an amount equal to the value of shares of Company Common Stock or a combination of the foregoing (at the employee’s election on each vesting date).

“Permitted Liens” shall mean (a) with respect to Parent, Holdings, Merger Sub and Merger Sub LLC or the Company, as applicable, statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business consistent with past practice, provided that no claim for lien has been registered in the applicable land registry office or such lien is being contested diligently and in good faith and adequate holdbacks are being maintained as required by applicable Law or surety bonds have been received in respect of such holdbacks as required by applicable Law, (c) Liens reflected in the Filed Company SEC Documents, (d) Liens arising under or in connection with applicable building and zoning laws, codes, ordinances, and state and federal regulations and (e) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Liens that (i) are disclosed in the public records, (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property or (iii) individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property or (B) do not materially and adversely impact the Company’s or any of the Company Subsidiaries’ current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s or any of the Company Subsidiaries’ present or contemplated business operations at such location.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Proxy Statement” means the proxy statement/prospectus to be sent to the Company stockholders in connection with the Company Stockholders’ Meeting.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, disposal, leaching or migration into the environment.

“Remedial Action” shall have the meaning set forth in Section 5.3(d).

“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person, its Subsidiaries or any of its controlled Affiliates, together with directors, officers and employees of such Person, its Subsidiaries or any of its controlled Affiliates and, in the case of Parent, Holdings, Merger Sub and Merger Sub LLC, the Financing Sources and their respective Representatives.

“Required Information” shall mean (a) the Company Financial Information and (b) all other written historical financial information (and related management discussion and analysis prepared in connection therewith) regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent, Holdings, Merger Sub or Merger Sub LLC that is required in order for Parent to complete and deliver a customary confidential information memorandum for first-lien senior secured term loan financing (other than the portions thereof customarily provided by financing sources) to syndicate the Debt Financing, and solely to the extent such financial information is available without unreasonable effort and expense; provided that in no event shall the Required Information be deemed to include, or shall the Company or any of its Affiliates or any of their respective Representatives be required to provide, pro forma financial statements or adjustments or projections.

“Restraints” shall have the meaning set forth in Section 6.1(a).

“Restricted Stock” shall mean a share of Company Common Stock issued pursuant to any Company Stock Plan that is subject to specified vesting criteria.

“Rights Plan” shall mean that certain Amended and Restated Rights Agreement, dated as of March 28, 2014, by and between the Company and American Stock Transfer & Trust Company, LLC as rights agent, as amended, restated, supplemented or modified from time to time.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5.

“Satisfaction and Discharge Transaction” shall have the meaning set forth in Section 5.11(f).

“Scheduled Intellectual Property” shall have the meaning set forth in Section 3.15(a).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Second-Step Certificate of Merger” shall have the meaning set forth in Section 1.1(b).

“Second-Step Effective Time” shall have the meaning set forth in Section 1.1(b).

“Second-Step Merger” shall have the meaning set forth in the Recitals.

“Securities Act” shall mean the Securities Act of 1933, as amended, and together with the rules and regulations thereunder.

“Shares” shall mean the shares of Company Common Stock.

“Sherman Act” shall mean the Sherman Antitrust Act of 1890.

“Shortfall Number” shall have the meaning set forth in Section 2.5(b)(ii).

“Significant Subsidiary” shall have the meaning set forth in Section 3.1(b).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (iii) data, databases and compilations of data, whether machine readable or otherwise; and (iv) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Stock Consideration” shall have the meaning set forth in Section 2.1(c)(ii).

“Stock Election” shall have the meaning set forth in Section 2.1(c)(ii).

“Stock Election Shares” shall have the meaning set forth in Section 2.1(c)(ii).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Superior Proposal” shall mean any bona fide written Takeover Proposal which (i) is not subject to a financing condition (it being understood that the remedy of a reverse termination fee or other similar fee payable in the event that the third party submitting the Takeover Proposal does not obtain its financing shall not be deemed to be a financing condition), (ii) is on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable to the holders of Company Common Stock from a financial point of view than the Transaction, taking into account, to the extent applicable, (x) any revisions to the terms of this Agreement and the Debt Commitment Letter proposed by Parent to the Company pursuant to Section 5.3 and (y) the legal, financial, regulatory and other aspects of such Takeover Proposal and this Agreement that the Company Board considers relevant and (iii) is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financial aspects (including the certainty of closing and the availability of financing) of such Takeover Proposal and the ability of such third party to consummate the transactions contemplated by such Takeover Proposal; provided that for purposes of the definition of Superior Proposal, the references to “5%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

“Surviving Company” shall have the meaning set forth in the Recitals.

“Syndication Documents” shall have the meaning set forth in Section 5.11(f).

“Takeover Laws” shall have the meaning set forth in Section 3.16.

“Takeover Proposal” shall mean any bona fide inquiry, proposal or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Holdings, Merger Sub, Merger Sub LLC and any of its Affiliates thereof) to purchase or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (a) assets of the Company and the Company Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) that account for 15% or more of the Company’s consolidated assets or from which 15% or more of the Company’s revenues or earnings on a consolidated basis are derived or (b) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 15% or more of the outstanding Company Common Stock or any other voting or equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction.

“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments imposed by any Governmental Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, environmental, customs duty, transfer, franchise, profits, inventory, escheat, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property taxes and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing.

“Termination Fee” shall have the meaning set forth in Section 7.3(f).

“Transactions” shall have the meaning set forth in the Recitals.

“Voting Agreements” shall have the meaning set forth in the Recitals.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, and any comparable foreign, state or local Law.

Section 8.15 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, or Schedule, such reference shall be to an Article of, a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Wherever the term “any” is used in this Agreement, it means “any and all.” All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. Each of the terms “U.S.” and “United States” means United States of America. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “day” or “days” are used in this Agreement, they are deemed to refer to calendar days unless expressly stated to be Business Days. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) The inclusion of any item in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed and delivered as of the date first above written.

BERRY PLASTICS GROUP, INC.

By:	/s/ Jason Greene
	Name:	Jason Greene
	Title:	Executive Vice President

BERRY PLASTICS CORPORATION

By:	/s/ Jason Greene
	Name:	Jason Greene
	Title:	Executive Vice President

BERRY PLASTICS ACQUISITION CORPORATION XVI

By:	/s/ Jason Greene
	Name:	Jason Greene
	Title:	Executive Vice President

BERRY PLASTICS ACQUISITION CORPORATION XV, LLC

By:	/s/ Jason Greene
	Name:	Jason Greene
	Title:	Executive Vice President

AEP INDUSTRIES INC.

By:	/s/ J. Brendan Barba
	Name:	J. Brendan Barba
	Title:	Chief Executive Officer